We bring readers and advertisers together. In our markets nobody does that better than Pulitzer.


03056692

2002 ANNUAL REPORT



Pulitzer

PULITZER INC.

Pulitzer Inc.

Pulitzer integrates print and Internet capabilities to serve readers and advertisers in 14 United States markets. We publish the leading daily newspapers in St. Louis, Missouri, Tucson, Arizona, and 12 other Midwestern and Western markets, and we expand market share by offering readers and advertisers a broad array of daily and weekly print and online products. Pulitzer employees continue the tradition of solid journalism and community service established by Joseph Pulitzer when he founded the *St. Louis Post-Dispatch* in 1878.

Financial Highlights *Pulitzer Inc. and subsidiaries*

Years Ended December 31	*2002*	*2001*	*% Change*
(In thousands, except per share data)			
Operating Results[1]			
Operating Revenues	$ 415,960	$ 413,506	+0.6
Operating Income	82,885	43,391	+91.0
Operating Cash Flow[2]	101,604	83,899	+21.1
After Tax Cash Flow[3]	53,418	52,794	+1.2
Income From Continuing Operations	34,699	12,286	+182.4
Financial Position			
Working Capital	$ 225,548	$ 221,002	+2.1
Total Assets	1,287,246	1,288,763	-0.1
Cash and Marketable Securities	194,394	193,739	+0.3
Long-Term Debt	306,000	306,000	—
Stockholders' Equity	815,218	797,217	+2.3
Share Data			
Basic Earnings Per Share			
Income From Continuing Operations	$ 1.63	$ .58	+181.0
Average Shares Outstanding	21,279	21,192	+0.4
Diluted Earnings Per Share			
Income From Continuing Operations	$ 1.62	$ .58	+179.3
Average Shares Outstanding	21,447	21,364	+0.4
Dividends Paid Per Share	$ .70	$ .68	+2.9
Operating Margins			
Operating Income to Revenues	19.9%	10.5%	
Operating Cash Flow to Revenues	24.4%	20.3%	

[1] Reflects the continuing operations of the Company, which include newspaper publishing and related new-media businesses.

[2] Operating income plus depreciation and amortization.

[3] Income from continuing operations plus depreciation and amortization.

To Our Stockholders:

While 2002 was in many ways difficult for our industry and the U.S. economy in general, it was also a year of accomplishment for Pulitzer. We made important progress in strengthening our editorial products and making them more responsive to the needs of our readers, coordinating our daily and weekly papers to take full advantage of our presence in each of our markets, finding new ways to deliver value to our advertisers, and using this solid foundation to realize the benefits of our market leadership.



The benefits of these actions can be seen in our 2002 financial results, with a 28 percent increase in base earnings per diluted share and four quarters of operating profit growth, driven by gains in advertising revenue — among the best in our industry — and continued tight control of costs. Those benefits will become more apparent in 2003 and beyond.

Our initiatives flow directly from our straightforward approach to our business. Simply put, our objective is to become the best means to connect readers and advertisers in each of our markets. We start with providing our readers with news, information and advertising that is useful, trustworthy and compelling. Doing that enables us to build an audience that delivers clear value to advertisers.

In each of our markets, our strategy is to complement our daily papers with weekly and niche publications and online operations. This array of properties enables us to provide the news and information readers want, whether it is the sports scores from the high school down the street or the issues facing the larger world in which they live. And it allows us to offer advertisers the means of effectively reaching their target audience, from every household in the market to specific readers or neighborhoods.

Many of our actions over the past few years have been aimed at creating those capabilities. In St. Louis, for example, we made substantial investments to increase our economic interest in the *Post-Dispatch* to 95 percent and to acquire the Suburban Journals of Greater St. Louis, the nation's largest group of weekly suburban papers. The result is a print platform that each Sunday reaches more than 67 percent of the adults in the St. Louis market. We also created online sites that currently attract more than 18 million page views a month. *STLtoday.com*, our market-leading regional portal site, reaches 39 percent of Web-enabled adults, or 23 percent of all adults in the market.

2002 Financial Performance

For 2002, operating revenue from continuing operations was $416.0 million, up from $413.5 million in the prior year. On a comparable basis — excluding the impact of acquisitions but including our share of revenue from the Tucson Newspaper Agency — total advertising revenues increased 0.6 percent, with gains in retail and national revenues largely offset by declines in help-wanted classified revenue. Our results strengthened in the second half of the year, with total comparable advertising revenue up 4.2 percent and 4.6 percent in the third and fourth quarters, respectively. In a difficult year, these results stack up very well against those of the industry as a whole.

At the same time, we maintained our close attention to costs, holding expenses, excluding newsprint and severance costs, virtually flat for the year. The combination of revenue growth and expense control resulted in an operating cash flow margin of 24.4 percent, up more than 4 percentage points over 2001.

Earnings per diluted share from continuing operations increased to $1.62 from $0.58 in 2001. When adjusted to remove certain items from both periods, our "base" earnings per diluted share increased more than 28 percent to $1.85 from $1.44, as detailed in the following table.

	2002	2001
Reported earnings per diluted share from continuing operations	**$1.62**	$0.58
Employment termination inducements	**0.01**	0.07
Amortization of certain intangible assets	**—**	0.69
Non-operating investment charges	**0.22**	0.10
Base earnings per diluted share	**$1.85**	$1.44

We ended the year in strong financial position, with cash and marketable securities of approximately $194 million.

Our performance in 2002 reflects our accomplishments in each of our businesses.

St. Louis

In St. Louis, the story of the year was the ability of our employees at each of our companies to both complete a broad array of crucial infrastructure projects and achieve solid financial results, with an improving revenue trend combined with continued cost discipline. Our accomplishments in St. Louis included:

- ***Enhancement of our editorial product at both the* Post-Dispatch *and the Suburban Journals.*** At the *Post-Dispatch*, we strengthened our news and editorial capabilities, with new columnists, a sharpened emphasis on investigative reporting, new reader-focused sections and more local news. "Neglected to Death," a year-long investigation of nursing-home conditions that condemn thousands of elderly citizens to premature, preventable deaths, drew national attention and bipartisan legislative attention in the Missouri General Assembly. "Sharing Life," an ongoing project examining the issues surrounding organ transplants, encouraged hundreds of people to step forward as organ donors, and the number of St. Louisans checking off the organ-donor box on their Missouri driver licenses jumped from 30 percent to 55 percent, the highest rate in the state. And "Let's Eat," our new weekly food section, was an immediate hit with both readers and advertisers. It was named one of the three best food sections in the nation among newspapers in our circulation category.

Upon his retirement in 1907, the first Joseph Pulitzer issued a mandate that still inspires all Pulitzer Inc. employees.

"... ALWAYS FIGHT FOR PROGRESS AND REFORM, NEVER TOLERATE INJUSTICE OR CORRUPTION, ALWAYS FIGHT DEMAGOGUES OF ALL PARTIES, NEVER BELONG TO ANY PARTY, ALWAYS OPPOSE PRIVILEGED CLASSES AND PUBLIC PLUNDERERS, NEVER LACK SYMPATHY WITH THE POOR, ALWAYS REMAIN DEVOTED TO THE PUBLIC WELFARE, NEVER BE SATISFIED WITH MERELY PRINTING NEWS, ALWAYS BE DRASTICALLY INDEPENDENT, NEVER BE AFRAID TO ATTACK WRONG, WHETHER BY PREDATORY PLUTOCRACY OR PREDATORY POVERTY."

- ***Cross-selling.*** To take better advantage of our reach in the marketplace, we gave the sales representatives of the *Post-Dispatch* and Suburban Journals the ability to sell any combination of the *Post-Dispatch*, Suburban Journals and STLtoday. While we had to work through some bumps along the way, the realignment effectively doubles the size of our sales force and sharpens our focus on expanding our advertiser base and growing market share.
- ***Created more efficient distribution of our products.*** A series of changes in the distribution of our products this past year created a more cost-efficient way for our advertisers to reach their customers and at the same time eliminated nearly $3 million of operating costs for the *Post-Dispatch*.
- ***Moving our St. Louis portal site, STLtoday.com, back into the* Post-Dispatch.** The move enabled us to build traffic, increase revenue and decrease costs. As a result, we reached profitability in the fourth quarter, ahead of plan.
- ***Strengthening our circulation infrastructure.*** We continued to acquire home-delivery and single-copy distribution routes — we now own nearly 70 percent of the home delivery circulation of the *Post-Dispatch* — and assumed responsibility for essentially all subscriber billing.
- ***Completing the 120,000-foot expansion of our primary production facility.*** We were especially proud of this accomplishment, which centralized our production operations in one facility, as it represented great work by our people in moving and reinstalling much of the equipment at the same time they were handling substantially more volume. And they brought the project in ahead of schedule and under budget.

You can see some of the benefits of these accomplishments in our results. Revenue from local retail territories in St. Louis, which is a focus of our sales strategies, was up 10.8 percent for the year, and preprint revenue increased 18.9 percent. Together, these gains helped offset the cyclical weakness in help-wanted advertising, which was down more than $10.7 million from 2001 levels.



$397.2
$413.5
$416.0
00
01
02

PULITZER CONSOLIDATED OPERATING REVENUES IN MILLIONS

PNI

PNI had an outstanding year, ranking among industry leaders in revenue growth with a 3.4 percent increase in comparable advertising revenue while continuing to improve cash flow margins. PNI's accomplishments reflect continued focus on its strategic priorities, which include:

- ***Advertising market share growth.*** As in St. Louis, we realigned PNI sales forces to clarify accountability and sharpen our focus on new and existing advertisers, and we introduced new products that cross-sell our daily and weekly newspaper and leverage our market coverage. The result was our strong revenue performance, with year-over-year revenue increases in each month of 2002. Nine of our 12 markets — Bloomington and DeKalb, Illinois; Coos Bay, Oregon; Flagstaff, Arizona; Kauai, Hawaii; Lompoc, California; Park Hills, Missouri; Provo, Utah; and Rhinelander, Wisconsin — each achieved advertising revenue growth of more than 3 percent in a difficult year. Reflecting both our focused sales effort and acquisitions, our PNI properties overall increased active advertisers — which measures the number of advertisers who place advertising with us in any given month — 9.6 percent for the year.

As a summary measure of the impact of our strategies, we have increased PNI's aggregate advertising market share substantially, from 38 percent in 1998 to 44 percent in 2001.

- ***Profit and margin growth.*** Strong advertising growth, coupled with disciplined cost control, enabled PNI to increase its cash flow margins 2.4 points for the year. Over the past several years, cash flow margins have moved from the mid to high 20s, with a longer-term goal of the mid 30s.
- ***E-media audience and revenue growth.*** PNI's online businesses continued their strong performance in 2002, with nearly 100 million page views, up more than 60 percent from the prior year. Revenue initiatives, including upselling classified advertising from the print publications, helped the PNI sites to achieve profitability for the year; in fact, our online businesses contributed more than 10 percent of the overall PNI profit gain in 2002, after adjusting for the elimination of SFAS 142-related amortization.

Message From the Chairman:



Pulitzer Inc. strategy is to assemble market-leading media properties and provide the infrastructure to be the best way to bring readers and advertisers together in each of the company's markets. The appropriateness of that strategy and the skill with which it was executed in even a challenging economic environment were evident in 2002's results. The board firmly supports the company's direction and works closely with management to keep that progress on track.

We also have taken steps to strengthen the board's own contributions to Pulitzer by establishing a corporate governance committee. Although corporate governance remains the responsibility of each director, we are among a growing number of U.S. companies emphasizing our commitment by assigning oversight responsibility to a committee of seasoned board members that includes the chairman.

Long-time board member David E. Moore has made known his intention to retire effective with the May meeting of stockholders. We thank him for his many contributions to Pulitzer and will recognize his continuing support by naming him director emeritus. We have nominated his son, Richard W. Moore, a partner at the law firm of Meaders, Duckworth & Moore in New York City, to fill that seat.



Michael E. Pulitzer
Chairman

Tucson

One of the key achievements in Tucson was the fifth consecutive year of daily circulation growth at the *Arizona Daily Star.* In 2002, average daily circulation was up 2 percent, to more than 103,000.

- ***Focus on editorial quality.*** This performance largely reflects success in providing the quality journalism that makes the *Arizona Daily Star* a "must-read." The *Star's* series on accounting methods used by the United Way in Tucson led to the reorganization of the agency, and an examination of county purchasing practices led to a blue-ribbon citizens' panel that endorsed the *Star's* findings and to an overhaul of the purchasing system.

In 2002, the *Star* won first place for general news excellence — for the second year in a row — in the large-newspaper division of the Arizona Newspapers Association, as well as 10 first-place awards from the Arizona Press Club and four from the Arizona Associated Press Managing Editors competition.

- ***Market share initiative.*** On the business side, working with our partner Gannett, we began implementing a market share initiative designed to increase our share of advertising dollars spent in the Tucson market from the current level of about 30 percent to at least the mid-30s. An initial step was the realignment of our sales staff into distinct geographic territories and the addition of 13 retail and classified sales people to make sure we have enough feet on the street. In May, we launched Buyers' Edge, a tabloid publication with inserts that is mailed to every household in the market, and it became profitable immediately.

These initiatives began to deliver positive results toward the end of 2002, as local territory revenues increased 9.9 percent, 5.9 percent and 12.8 percent in the last three months of the year.



$60.4
$43.4
$82.9
00
01
02

PULITZER CONSOLIDATED OPERATING INCOME IN MILLIONS

Looking Ahead

Pulitzer is a company that is focused, from top to bottom, on execution. You can expect to see continued emphasis on the nuts-and-bolts of running our businesses. You can also expect to see additional strategic acquisitions that support our existing properties and bring us into attractive new markets.

While we face real challenges — including an uncertain economy, continuing weakness in help-wanted classified, and severe cost pressure on employee benefits, particularly health care costs — I am optimistic about our future.

The foundation of my confidence is the people of Pulitzer. Our goals are to hire and retain the best people, create an environment of high expectations and clear accountability, grant substantial autonomy for local decision-making and reward accomplishment. Throughout our organization, our employees — publishers, reporters and editors, sales representatives, production personnel, circulation and administrative staff — have continually demonstrated their commitment to our company and our communities.

Our management team is grateful for their contributions and determined to continue to empower them to succeed. We believe that by executing strategies focused on readers and advertisers, we can grow our franchises over the long run. By accomplishing this basic and important mission, we will continue to create value for readers, advertisers, employees, stockholders and the communities we serve.



Robert C. Woodworth
President and Chief Executive Officer

Bringing Readers and Advertisers Together

Delivering results for stakeholders — readers, advertisers, employees, local communities, stockholders — starts with owning the leading media properties in good markets. Our objective in each of our markets is to be the best way to connect audience and advertisers.

Being the essential source of news and information that matters in the local market has been part of the Pulitzer heritage since Joseph Pulitzer launched the *St. Louis Post-Dispatch* 125 years ago. Today's Pulitzer has broadened that vision by complementing our daily newspapers in each of our markets with weeklies, niche publications and Internet operations that together provide the coverage — both area-wide and intensely local — our readers want. As a result, we can offer our advertisers the ability to reach the total market or specific market segments.

2002 Revenue by Business


11%
Tucson:
$52.4 million
25%
PNI:
$117.4 million
64%
St. Louis:
$298.5 million

Total: $468.3 million
Including Pulitzer's 50 percent share of the combined revenue of the Arizona Daily Star *and* Tucson Citizen

St. Louis

With a Sunday readership of 1.3 million adults, Pulitzer print products reach more than 67 percent of adult readers. Our St. Louis properties, including online, are working to increase our share of the advertising dollars spent in the market.

The Plan

Create the infrastructure that allows us to take full advantage of our St. Louis market leadership, including strengthened editorial products.

Refocus the outside sales forces of the *Post-Dispatch* and Suburban Journals to eliminate duplication and focus on expanding our advertiser base.

Provide our advertisers with a one-stop opportunity to buy the combination of the *Post-Dispatch*, Suburban Journals and *STLtoday.com* that reach their desired audiences.

Achievements

Overall retail revenue, including preprints, was up 8.2 percent for the year, with local territory revenue up 10.8 percent and total preprint revenue up 18.9 percent.

Over the past several years, cash-flow margins have increased from the mid-teens to the low 20s, with a 5.0 percentage point increase in 2002 and a long-term goal of the upper 20s.

STLtoday.com strengthened its position as the leading local Internet portal, with more than 180 million page views in 2002, and achieved profitability in the fourth quarter of 2002, ahead of plan.

Pulitzer Reach

St. Louis Post-Dispatch
Circulation*
Daily (6 day): 286,208
Sunday: 469,214

St. Louis Web sites
2002 average monthly page views: 15.1 million

Suburban Journals of Greater St. Louis
Distribution
Wednesday: 762,300
Sunday: 525,600

STL Distribution Services LLC

Market Information



2002
Population: 2,606,392
Households: 1,018,056
Retail sales: $26.0 billion

Pulitzer Properties

St. Louis Post-Dispatch LLC, Terrance C.Z. Egger, President

***St. Louis Post-Dispatch*, St. Louis, Missouri**
www.stltoday.com
Terrance C.Z. Egger, Publisher

***STLtoday.com*, St. Louis, Missouri**
Terrie L. Robbins, General Manager

***Suburban Journals of Greater St. Louis*, St. Louis, Missouri**
Joe Pepe, President

***STL Distribution Services LLC*, St. Louis, Missouri**
Dell Campbell, President

Pulitzer Newspapers Inc., Mark G. Contreras, Senior Vice President

***The Pantagraph*, Bloomington, Illinois**
www.pantagraph.com
Henry Bird, Publisher

***The Daily Herald*, Provo, Utah**
www.harktheherald.com
Albert J. Manzi, Publisher

***The Napa Valley Register*, Napa, California**
www.napanews.com
Mario van Dongen, Publisher

***Santa Maria Times*, Santa Maria, California**
www.santamaria.townnews.com
Cynthia A. Schur, Publisher

***The World*, Coos Bay, Oregon**
www.theworldlink.com
Greg Stevens, Publisher

***The Sentinel*, Hanford, California**
www.hanford.townnews.com
Mark Daniel, Publisher

PNI

Average population growth in the PNI markets surpasses the national average; our objective is to grow faster than our markets.

The Plan
Make acquisitions that extend our reach and strengthen our coverage in our markets.

Realign our sales forces to use the full range of our properties — print and online, daily and weekly, paid and free circulation — to deliver value to advertisers.

Find creative ways to cross-sell our publications and leverage our market reach and then share best practices across the properties.

Achievements
Active advertisers increased 9.6 percent in 2002 on a comparable basis.

Total advertising was up 3.9 percent for all of 2002, with year-over-year gains in each month of the year.

Market share was up 6 percentage points from 1998 – 2001, and operating cash flow margins increased 2.4 points in 2002.

Revenue initiatives, including the upsell of classified advertising from PNI's print publications, enabled PNI's Web sites to continue their record of profitability in 2002.

Daily newspapers
Total circulation*
Daily: 188,458
Sunday: 205,367

Combined PNI Web sites
2002 average monthly page views: 8.3 million



Aggregate 2002

Population: 1,643,704
Households: 545,632
Retail sales: $13.7 billion

Tucson

The *Star* in Tucson set out to improve editorial content to attract readers and solidify its role as the must-read resource for local news, then built on that editorial strength to grow circulation and expand its share of advertising revenue.

The Plan
Continue to improve editorial product, meeting reader needs for daily news and information and for in-depth reports on issues of community importance.

Strengthen the sales force by realigning sales territories and more than doubling the number of salespeople dedicated to growing small and medium-sized accounts.

Achievements
Daily circulation grew for the fifth consecutive year, with an increase of 2 percent in 2002.

Strong editorial coverage led to a variety of awards, including first place for general excellence in the Arizona Newspapers Association for the past two years.

E-media turned cash flow positive in the third quarter, ahead of schedule.

Retail territory revenues showed significant growth in the fourth quarter of 2002.

Arizona Daily Star
Circulation*
Daily (6 day): 103,048
Sunday: 171,350

Combined Tucson Web sites
2002 average monthly page views: 5.6 million



2002

Population: 876,736
Households: 346,002
Retail sales: $7.7 billion

Market Information Source: Data for St. Louis and Tucson metropolitan statistical areas and for PNI markets: Claritas 2002.

*Circulation amounts represent year-to-date averages (unaudited) for the current ABC annual audit periods ending September 30 and December 31 for the *St. Louis Post-Dispatch* and the *Arizona Daily Star/Tucson Citizen*, respectively. PNI amounts represent combined year-to-date averages for recurring operations for the annual periods ending December 31.

***Arizona Daily Sun*, Flagstaff, Arizona**
www.azdailysun.com
Don G. Rowley, Publisher

***Daily Chronicle*, DeKalb, Illinois**
www.dekalb-chronicle.com
Christopher P. Doyle, Publisher

***Daily Journal*, Park Hills, Missouri**
www.mydjconnection.com

***The Garden Island*, Lihue, Hawaii**
www.kauaiworld.com
Shanna Pollard, Publisher

***The Lompoc Record*, Lompoc, California**
www.lompocrecord.com
Paula Patton, Publisher

***The Daily News*, Rhinelander, Wisconsin**
www.rhinelanderdailynews.com
Jay E. Anderle, Publisher

Tucson Operations

***Arizona Daily Star*, Tucson, Arizona**
www.azstarnet.com, www.dailystar.com
Jane Amari, Publisher and Executive Editor

***TNI Partners**, Tucson, Arizona**
Cathy G. Davis, President

*TNI Partners is an agency partnership half owned by Pulitzer and half by Gannett Co., Inc.

Eleven-Year Financial Summary

Pulitzer Inc. and subsidiaries

Years ended December 31[1]	2002	2001	2000
(In thousands, except per share data)			
Operating revenues — net	$415,960	$413,506	$397,159
Operating expenses:			
Payroll, newsprint, and other	332,100	347,111	317,908
Stock option cash-out and bonuses[2]	—	—	—
St. Louis Agency adjustment	—	—	9,363
Depreciation and amortization	18,719	40,508	31,985
Total operating expenses	350,819	387,619	359,256
Equity in earnings of Tucson newspaper partnership	17,744	17,504	22,487
Operating income	82,885	43,391	60,390
Interest income[3]	4,235	7,573	19,017
Interest expense	(20,593)	(24,609)	(16,537)
Net gain (loss) on marketable securities and investments	(7,772)	(3,849)	(2,197)
Net other income (expense)[4,5]	(87)	(1,360)	(1,837)
Income from continuing operations before provision for income taxes and cumulative effects of changes in accounting principles	58,668	21,146	58,836
Provision for income taxes	22,371	8,021	23,389
Minority interest in net earnings of subsidiary	1,598	839	849
Income from continuing operations before cumulative effects of changes in accounting principles	34,699	12,286	34,598
Discontinued operations, net of tax[6]	—	(1,624)	304
Cumulative effects of changes in accounting principles, net of tax[7]	—	—	—
Net income (loss)	$ 34,699	$ 10,662	$ 34,902
Per Share[8]			
Basic Earnings per Share of Stock:			
Continuing operations before cumulative effects of changes in accounting principles	$ 1.63	$ 0.58	$ 1.59
Discontinued operations	—	(0.08)	0.01
Cumulative effects of changes in accounting principles	—	—	—
Earnings per share	$ 1.63	$ 0.50	$ 1.60
Weighted average number of shares outstanding	21,279	21,192	21,757
Diluted Earnings per Share of Stock:			
Continuing operations before cumulative effects of changes in accounting principles	$ 1.62	$ 0.58	$ 1.59
Discontinued operations	—	(0.08)	0.01
Cumulative effects of changes in accounting principles	—	—	—
Earnings per share	$ 1.62	$ 0.50	$ 1.60
Weighted average number of shares outstanding	21,447	21,364	21,786
Dividends per share of common stock and Class B common stock	$ 0.70	$ 0.68	$ 0.64
Other Data			
Operating cash flow[9]	$101,604	$ 83,899	$ 92,375
Working capital	225,548	221,002	218,619
Total assets	1,287,246	1,288,763	1,282,773
Stockholders' equity	815,218	797,217	799,601

Notes:

1 The 2000 fiscal year included a partial year of operations for PD LLC under the new joint venture agreement beginning on May 1, 2000. Also in 2000, a partial year of operations for *The Pantagraph* and the Suburban Journals of Greater St. Louis was included following their acquisitions on January 11, 2000, and August 10, 2000, respectively. The 1996 fiscal year included a partial year of operation of Scripps League Newspapers, Inc. (subsequently renamed Pulitzer Newspapers, Inc.) following its acquisition on July 1, 1996. The 2000 and 1995 fiscal years contained 53 weeks; all other years contained 52 weeks.

2 In 1999, the Company recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the merger of the Broadcasting Business with Hearst-Argyle. On an after-tax basis, this expense reduced net income by $15.5 million, or $0.68 per share.

3 The 1999 increase in interest income reflected the inflow of approximately $429 million of net cash in connection with the merger of the Broadcasting Business with Hearst-Argyle.

4 In 1996, a joint venture investment of $2.7 million was written off, resulting in an after-tax charge of $1.6 million, or $0.07 per share.

5 In 1994, on an after-tax basis, the gain on the sale of a newspaper property added $1.9 million ($0.05 per share) to net income.

1999	1998	1997	1996	1995	1994	1993	1992
$324,256	$311,761	$298,909	$255,830	$219,866	$259,053	$248,221	$245,463
260,952	256,222	245,614	225,158	201,248	229,514	227,294	226,801
26,685	—	—	—	—	—	—	—
25,029	20,729	19,450	13,972	12,502	14,706	10,660	11,690
15,462	13,359	12,469	8,347	4,307	6,128	6,938	8,174
328,128	290,310	277,533	247,477	218,057	250,348	244,892	246,665
21,965	20,935	20,355	18,397	18,025	17,004	15,658	13,769
18,093	42,386	41,731	26,750	19,834	25,709	18,987	12,567
25,372	4,967	4,391	4,509	5,196	1,966	1,085	1,156
—	—	—	—	—	—	—	—
(111)	1,322	260	—	—	—	—	—
(189)	(69)	(204)	(4,911)	(1,426)	2,236	12	—
43,165	48,606	46,178	26,348	23,604	29,911	20,084	13,723
18,061	20,709	19,736	11,174	9,149	11,204	7,884	(1,293)
—	—	—	—	—	—	—	—
25,104	27,897	26,442	15,174	14,455	18,707	12,200	15,016
(23,596)	48,387	39,586	42,326	34,867	21,203	11,185	6,563
—	—	—	—	—	(719)	(72)	(22,824)
$ 1,508	$ 76,284	$ 66,028	$ 57,500	$ 49,322	$ 39,191	$ 23,313	$ (1,245)
$ 1.11	$ 1.25	$ 1.20	$ 0.69	$ 0.66	$ 0.86	$ 0.60	$ 0.79
(1.04)	2.16	1.79	1.93	1.60	0.98	0.55	0.34
—	—	—	—	—	(0.03)	—	(1.20)
$ 0.07	$ 3.41	$ 2.99	$ 2.62	$ 2.26	$ 1.81	$ 1.15	$ (0.07)
22,578	22,381	22,110	21,926	21,800	21,655	20,371	19,232
$ 1.11	$ 1.22	$ 1.18	$ 0.68	$ 0.65	$ 0.86	$ 0.59	$ 0.78
(1.04)	2.13	1.76	1.90	1.58	0.97	0.54	0.34
—	—	—	—	—	(0.03)	—	(1.18)
$ 0.07	$ 3.35	$ 2.94	$ 2.58	$ 2.23	$ 1.80	$ 1.13	$ (0.06)
22,601	22,753	22,452	22,273	22,097	21,822	20,609	19,335
$ 0.45	$ 0.75	$ 0.52	$ 0.46	$ 0.41	$ 0.35	$ 0.32	$ 0.29
$ 33,555	$ 55,745	$ 54,200	$ 35,097	$ 24,141	$ 31,837	$ 25,925	$ 20,741
595,530	124,675	75,830	78,927	112,990	82,412	52,765	43,194
979,374	546,393	464,311	398,416	333,641	293,868	248,930	186,902
813,200	385,357	310,777	249,937	198,771	155,019	122,143	67,074

6 The results of the Broadcasting Business owned by Pulitzer Publishing Company prior to merger have been reported as discontinued operations.

7 In 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits." In 1993, the Company adopted the provisions of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which recalculated deferred income taxes at the lower 34 percent federal statutory rate as opposed to the higher tax rates that were in effect when the deferred income taxes originated. In 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," which requires the accrual of retiree benefits during the years an employee provides services. These benefits, primarily medical and life insurance benefits at the *Post-Dispatch*, were previously expensed as paid.

8 Shares outstanding, dividends per share and earnings per share have been adjusted as necessary to reflect a 33 1/3 percent stock dividend in 1996, a 25 percent stock dividend in 1995 and a 10 percent stock dividend in 1993. In addition, share and per share amounts reflect the issuance of 1.35 million shares of common stock in a public offering in July 1993.

9 Operating income plus depreciation and amortization.

Corporate Directory *Pulitzer Inc. and subsidiaries*

Board of Directors

Michael E. Pulitzer
Chairman of the Board

Robert C. Woodworth
President and Chief Executive Officer

William Bush
Partner Fulbright & Jaworski L.L.P.

Susan T. Congalton
Chairman (principal executive officer) California Amforge Corporation
Managing Director Lupine L.L.C.

Ken J. Elkins
Consultant

Alice B. Hayes
President University of San Diego

David E. Moore
Retired Journalist

Emily Rauh Pulitzer
Art Historian

Ronald H. Ridgway
Retired Pulitzer Inc.

James M. Snowden, Jr.
Executive Vice President Huntleigh Securities Corporation

Board Committees

Audit Committee
Susan T. Congalton
Alice B. Hayes
James M. Snowden, Jr.

Compensation Committee
William Bush
David E. Moore
Michael E. Pulitzer
James M. Snowden, Jr.
Robert C. Woodworth

Executive Committee
David E. Moore
Michael E. Pulitzer
Ronald H. Ridgway
Robert C. Woodworth

Finance Committee
Ronald H. Ridgway
Robert C. Woodworth
Terrance C.Z. Egger *Advisory Member*
Alan G. Silverglat *Advisory Member*

Governance Committee
William Bush
Susan T. Congalton
James M. Snowden, Jr.
Michael E. Pulitzer
Robert C. Woodworth

Nominating Committee
David E. Moore
Michael E. Pulitzer
James M. Snowden, Jr.

Planning Committee
William Bush
Susan T. Congalton
Ken J. Elkins
Alice B. Hayes
David E. Moore
Emily Rauh Pulitzer
Michael E. Pulitzer
Ronald H. Ridgway
James M. Snowden, Jr.
Robert C. Woodworth
Terrance C.Z. Egger *Advisory Member*
Alan G. Silverglat *Advisory Member*

Officers

Robert C. Woodworth
President and Chief Executive Officer

Terrance C.Z. Egger
Senior Vice President

Alan G. Silverglat
Senior Vice President Finance

Mark G. Contreras
Vice President

Matthew G. Kraner
Vice President

Jon H. Holt
Treasurer and Assistant Secretary

James V. Maloney
Secretary

Jan P. Pallares
Corporate Controller

Statements in this report concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and other factors include, but are not limited to, industry cyclicality, the seasonal nature of the business, changes in pricing or other actions by competitors or suppliers (including newsprint), outcome of labor negotiations, capital or similar requirements, and general economic conditions, any of which may impact advertising and circulation revenues and various types of expenses, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in "forward-looking statements" are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Accordingly, investors are cautioned not to place undue reliance on any such "forward-looking statements," and the Company disclaims any obligation to update the information contained herein or to publicly announce the result of any revisions to such "forward-looking statements" to reflect future events or developments.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2002 or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-9329

PULITZER INC.

(Exact name of registrant as specified in its charter)

Delaware	**43-1819711**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

900 North Tucker Boulevard,
St. Louis, Missouri 63101
(Address of principal executive offices)

(314) 340-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01 per share — New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes √ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $476,518,158.

The number of shares of Common Stock, $.01 par value, outstanding as of March 10, 2003, was 9,520,916.

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes √ No ___

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be used in connection with its Annual Meeting of Stockholders to be held on May 22, 2003, are incorporated by reference into Part III of this Report.

The registrant's fiscal year ends on the last Sunday of the calendar year. For 2002, the Company's fiscal year began on December 31, 2002 and ended on December 29, 2002. In 2002 and 2001, the fourth quarter was 13 weeks and the year was 52 weeks. In 2000, the fourth quarter was 14 weeks and the year was 53 weeks. For ease of presentation, the Company has presented December 31 as the year-end. Except as otherwise stated, the information in this Report on Form 10-K is as of December 29, 2002.

ITEM 1. BUSINESS.

Introduction

Pulitzer Inc. (the "Company") is a newspaper publishing company with integrated Internet operations in 14 United States markets, the largest of which is St. Louis, Missouri. For fiscal 2002, the Company's combined St. Louis operations contributed approximately 64 percent of total revenue including revenue associated with the Company's operations in Tucson, Arizona.

Pulitzer Inc. is the successor to the company founded by the first Joseph Pulitzer in 1878 to publish the original *St. Louis Post-Dispatch* (the *"Post-Dispatch"*). The Company and its predecessors have operated continuously since 1878 under the direction of the Pulitzer family. Michael E. Pulitzer, a grandson of the founder, currently serves as Chairman of the Board of the Company.

The Company is engaged in newspaper publishing with integrated new-media businesses. Its newspaper operations include operations in St. Louis, Missouri, where the Company publishes the *Post-Dispatch,* the only major daily newspaper serving the greater St. Louis metropolitan area, and in Tucson, Arizona, where the Company publishes the *Arizona Daily Star* (the *"Star"*). In Tucson, the Company shares, on an equal basis, the combined results of the *Star* and the *Tucson Citizen* (the "Citizen"), published by the Gannett Co., Inc. ("Gannett").

The Company's wholly owned subsidiary Pulitzer Newspapers, Inc. ("PNI") publishes 12 dailies with integrated Internet operations that serve markets in the Midwest, Southwest and West, as well as a number of weekly and bi-weekly publications (the "PNI Group"). In January 2000, the PNI Group acquired, in an asset purchase, its largest newspaper, *The Pantagraph,* that serves the central Illinois cities of Bloomington and Normal. The PNI Group's 12 daily newspapers had a combined average daily circulation of approximately 188,000 for 2002.

As a result of the May 1, 2000, transaction that created the St. Louis Post-Dispatch LLC ("PD LLC"), the Company controls and manages the *Post-Dispatch* and holds a 95 percent interest in the results of its operations. Prior to May 1, 2000, the Company shared the operating profits and losses of the *Post-Dispatch* on a 50-50 basis with The Herald Company, Inc. ("Herald"). See — Agency Agreements.

The Company's St. Louis newspaper operations include the Suburban Journals of Greater St. Louis (the "Suburban Journals"), acquired in August 2000. The Suburban Journals are a group of 37 weekly papers and various niche publications that focus on providing local news and editorial content to the communities that they serve and have a combined average weekly distribution of approximately 1,400,000, with some households receiving multiple copies.

In January 2001, the Company, through its PNI Group, acquired, in an asset purchase, *The Lompoc Record,* a daily newspaper located in Lompoc, California. In addition, during the second half of 2000 and the first nine months of 2001, the PNI Group acquired several weekly newspapers (in separate transactions) that complement its daily newspapers in several markets. These acquisitions are collectively referred to as the "PNI Acquisitions." Also, in 2001, PNI sold its daily newspaper located in Troy, Ohio, and its weekly newspaper property in Petaluma, California (the "Sale Transactions"). The operating results of the newspapers divested in the Sale Transactions are presented as discontinued operations in the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

The PD LLC transaction, the *Pantagraph* acquisition and the Suburban Journals acquisition are collectively referred to as the "Newspaper Transactions."

Initial Capitalization

The Company was capitalized on March 18, 1999, with approximately $550.0 million in cash and all the other assets of Pulitzer Publishing Company ("Old Pulitzer") (other than broadcasting assets) as a result of the Spin-off (as defined below) and is now operating the principal newspaper publishing and related new-media businesses formerly operated by Old Pulitzer and certain other newspapers acquired since the Broadcast Transaction (as defined below). The Company was organized as a corporation in 1998 and, prior to the Spin-off, was a wholly-owned subsidiary of Old Pulitzer. Prior to the Broadcast Transaction, Old Pulitzer was engaged in newspaper publishing and television and radio broadcasting.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Old Pulitzer, the Company and Hearst-Argyle Television, Inc. ("Hearst-Argyle") on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

Old Pulitzer's historical basis in its newspaper publishing and related new-media assets and liabilities has been carried over to the Company. The Broadcast Transaction represents a reverse-spin transaction and, accordingly, the Company's results of operations for periods prior to the consummation of the Broadcast Transaction are identical to the historical results previously reported by Old Pulitzer.

Historical Financial Information

The Company's revenues are derived primarily from advertising and circulation, which have respectively averaged approximately 77.0 percent and 21.0 percent of total revenue over the last five years. Advertising rates and rate structures and resulting revenues vary among publications based, among other things, on circulation, type of advertising, local market conditions and competition. The following table sets forth certain historical financial information regarding the Company's operations for the periods and at the dates indicated.

	Years Ended December 31,				
	2002	2001(5)	2000(1)	1999	1998
			(In thousands)		
Operating revenues:					
Advertising:					
Retail	$ 120,994	$ 118,189	$ 110,289	$ 89,030	$ 89,767
National	26,706	26,049	23,216	15,965	10,997
Classified	121,809	130,048	133,043	109,966	100,179
Total	269,509	274,286	266,548	214,961	200,943
Preprints	56,060	47,679	42,388	31,673	31,149
Total advertising	325,569	321,965	308,936	246,634	232,092
Circulation	80,751	81,200	80,517	73,748	76,166
Other	9,640	10,341	7,706	3,874	3,503
Total operating revenues	$ 415,960	$ 413,506	$ 397,159	$324,256	$311,761
Operating income:					
Operations	$ 82,885	$ 43,391	$ 69,753	$ 69,807	$ 63,115
Stock option cash-outs and Bonuses(2)				(26,685)	
St. Louis Agency adjustment(3)			(9,363)	(25,029)	(20,729)
Total	$ 82,885	$ 43,391	$ 60,390	$ 18,093	$ 42,386
Depreciation and amortization	$ 18,719	$ 40,508	$ 31,985	$ 15,462	$ 13,359
Operating margins(4)	19.9%	10.5%	17.6%	21.5%	20.2%
Assets	$1,287,246	$1,288,763	$1,282,873	$979,625	$546,393

(1) In 2000 the Company completed the Newspaper Transactions. In addition, the year ended December 31, 2000, includes an extra week of operations resulting from a 53-week year. All other years presented include 52 weeks of operations.

(2) In 1999 Old Pulitzer recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the Broadcast Transaction. See Item 3 "Legal and Regulatory Proceedings" for additional information on the Broadcast Transaction.

(3) See "Agency Agreements" for additional information on the St. Louis Agency adjustment.

(4) Operating margins represent operating income compared to operating revenues. Operating income used in margin calculations excludes the St. Louis Agency adjustment (see "Agency Agreements") and stock option cash-outs and bonuses (both of which are recorded as operating expenses for financial reporting purposes).

(5) Certain reclassifications have been made to the 2001 consolidated financial statements to conform to the 2002 presentation.

Operating Strategy

The Company's long-term operating strategy is to maximize revenue and operating income growth at each of its operations through maintenance of editorial excellence, leadership in locally responsive news, a focus on local advertisers, and prudent control of costs. Management believes that editorial excellence and leadership in locally responsive news will, over the long-term, allow the Company to maximize its share of audience and advertising revenue in each of its respective markets. In addition, providing a portfolio of products designed to serve each market area through integrated print and online media is a principal component of the Company's goal to strengthen its franchises. Experienced local managers implement the Company's strategy in each market, with centralized management providing oversight and guidance, in all areas of planning and operations.

The Company has developed new-media operations that are designed to enhance, complement and add value to its traditional newspaper publishing businesses by providing consumer and advertiser services through electronic dissemination of information via the Internet. At the center of the Company's Internet strategy are the websites developed in conjunction with the Company's newspaper properties. Each of the Web sites takes full advantage of the newspapers' extensive knowledge about the communities they serve, strong advertiser and newspaper reader relationships and substantial marketing expertise to produce in-depth, relevant, and locally focused online publications. The Company's objective in these operations is to attract a wider audience to generate revenues in support of its publishing franchises.

The Company complements its internal growth strategies with a disciplined and opportunistic acquisition strategy that is focused on acquiring publishing properties that the Company believes are a good fit with its operating strategy, possess attractive growth potential, generate strong cash flows and will offer an attractive return on investment. Management believes generally that the Company's reputation, financial position, cash flow and conservative capital structure, among other factors, will assist the Company in pursuing acquisitions.

The Company believes that cost controls are an important tool in the management of media properties that are subject to significant fluctuations in advertising volume. The Company believes that prudent control of costs will permit it to respond quickly when positive operating conditions offer opportunities to expand market share and profitability and, alternatively, when deteriorating operating conditions require cost reductions to protect profitability. The Company's disciplined budgeting process is one of the key elements in controlling costs.

The Company operates in the Midwest, Southwest and Western regions of the United States, although 64 percent of 2002 total revenues (including the Company's 50 percent interest in the operations of TNI) originated in St. Louis.

Combined St. Louis Operations

The Company serves the greater St. Louis metropolitan area with the daily *Post-Dispatch* and, as of August 10, 2000, the Suburban Journals' weekly newspapers, as well as with its STLtoday.com portal for all St. Louis news and information Internet Web sites. The Company also owns and operates STL Distribution Services, an independent distribution company serving the St. Louis metropolitan area. St. Louis is currently the 17th largest metropolitan statistical area in the United States with a population of approximately 2.6 million. The following table sets forth the operating revenues from continuing operations of the Company's combined St. Louis operations for the past five years.

	Years Ended December 31,				
	2002	2001	2000(1)	1999	1998
Operating revenues (in thousands):					
Advertising(2)	$236,027	$235,809	$225,137	$190,652	$179,341
Circulation	59,808	60,225	60,555	60,759	63,208
Other	2,708	3,742	3,761	1,539	1,033
Total	$298,543	$299,776	$289,453	$252,950	$243,582

(1) On August 10, 2000, the Company acquired the Suburban Journals. In addition, the year ended December 31, 2000, includes an extra week of operations resulting from a 53-week fiscal year. All other years presented include 52 weeks of operations.

(2) Advertising includes revenues from preprinted inserts.

St. Louis Post-Dispatch

Founded in 1878 by the first Joseph Pulitzer, the *Post-Dispatch* has a long history of reporting and editorial excellence and innovation in newspaper publishing under the direction of the Pulitzer family. The *Post-Dispatch* is a morning daily and Sunday newspaper serving primarily the greater St. Louis metropolitan area. The *Post-Dispatch* has won 17 Pulitzer prizes in its 124 years of continuous publication.

As a result of the PD LLC transaction on May 1, 2000, the Company holds a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Prior to May 1, 2000, under the terms of the St. Louis Agency Agreement, which had governed the operations of the *Post-Dispatch* since 1961, the Company and Herald generally shared the *Post-Dispatch's* operating profits and losses, as well as its capital expenditures, on a 50-50 basis. See "Agency Agreements."

The following table sets forth for the past five years certain circulation and advertising information for the *Post-Dispatch.*

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Post-Dispatch:					
Circulation(1):					
Daily	286,208	292,777	300,920	307,375	324,059
Sunday	469,214	474,638	487,080	509,110	520,635
Advertising linage (in thousands of inches):					
Retail	787	670	728	774	832
General	203	210	204	152	102
Classified	1,043	1,142	1,135	1,082	1,004
Total	2,033	2,022	2,067	2,008	1,938
Part run(2)	546	719	834	836	571
Total inches	2,579	2,741	2,901	2,844	2,509

(1) Amounts for 2002 are based on internal records of the Company for the twelve-month period ended September 30. Amounts for prior years are based on ABC Audit Reports for the twelve-month periods ended September 30.

(2) Part run inches represent advertisements that are published in selected copies (i.e., less than the full press run) of a daily edition of the newspaper to specifically target certain geographic locations. The advertisements typically appear in a special news and advertising section designed specifically for the targeted geographic locations.

The Company's commitment to the ongoing enhancement of its operating systems has enabled the *Post-Dispatch* to offer a continually improving product to both readers and advertisers while also realizing substantial savings in labor cost.

The *Post-Dispatch* is distributed primarily through independent home delivery carriers and single copy dealers (contracted directly by the Post-Dispatch or through STL Distribution Services LLC, a distribution subsidiary of the Company ("DS LLC")). Home delivery accounted for approximately 77 percent of circulation for the daily *Post-Dispatch* and approximately 60 percent of circulation for the Sunday edition during 2002. In order to build a stronger, more direct relationship with readers of the *Post-Dispatch,* PD LLC has purchased a number of circulation routes from independent carriers and dealers over the past four years, and it may continue to purchase additional routes from time to time in the future. As of December 31, 2002, PD LLC owned circulation routes covering approximately 68 percent of the *Post-Dispatch*'s home delivery distribution. In 2002 PD LLC took over the function of billing subscribers directly in order to further enhance its relationship with home delivery subscribers. Previously, that function was carried out by independent delivery contractors.

Suburban Journals of Greater St. Louis

With the addition of the Suburban Journals in August 2000, the Company's St. Louis newspaper operations now include a group of 37 weekly papers and various niche publications that provide comprehensive community-oriented local news packages to the communities that they serve. The publications primarily represent controlled-distribution newspapers and, depending on the community served, are published one to three times per week. In December 2002 the Suburban Journals had a combined average weekly distribution of approximately 1.4 million, delivered by independent carriers to homes and outlets.

The Suburban Journals' newspapers are organized by geographic area into nine publication groups throughout the St. Louis metropolitan area. Each group has a news and advertising staff based in its local community and is managed by a local publisher. The groups are supported by centralized production facilities, distribution systems and administrative services. In addition, a centralized advertising department provides sales support for classified, national and major/regional advertisers that wish to target readers across several publication groups.

The results of the Suburban Journals are included herein for reporting purposes as part of the Company's combined St. Louis operations, which include the *Post-Dispatch* and STLtoday, one of St. Louis's leading local Web sites. Advertising personnel from the Suburban Journals, the *Post-Dispatch* and STLtoday have the ability to cross-sell advertising products into each publication, allowing for increased sales efforts and greater operating efficiencies in the St. Louis marketplace.

St. Louis Internet Operations

The Company's STLtoday.com *(www.STLtoday.com)* and other local affiliated Web sites provide the St. Louis metropolitan area with comprehensive news, business, sports, entertainment and neighborhood information. The sites also feature enhanced online advertiser services in the three major classified advertising categories — autos, real estate and jobs. In addition, the Web sites offer St. Louis at Work — a regional workforce initiative which brings together a public-private partnership to attract, train and retain a multiskilled talent pool for the metro area. As a part of the initiative, the Company created *stlouisatwork.com* to become the online career destination for regional employers and job candidates. The following table sets forth page view statistics and the percentage change compared to comparable periods in 2001 for the combined St. Louis Web sites.

	2002 (In thousands)	% Change	2002 Qtr. 4 (In thousands)	% Change
Combined St. Louis Web sites :				
Page views(1)	180,701	7%	51,015	28%

(1) A "page view" occurs when a web server provides a Web page to a Web site visitor.

STL Distribution Services Operations

The Company owns and operates STL Distribution Services, an independent distribution company delivering newspapers, product samples, telephone books and other periodicals for the *Post-Dispatch, The Ladue News* and other distribution clients throughout the St. Louis Metropolitan area.

Pulitzer Newspapers, Inc.

The PNI Group publishes 12 dailies that serve markets in the Midwest, Southwest and Western regions of the United States. The PNI Group's daily newspapers publish morning or afternoon editions during the week and, generally, morning editions on the weekend. Home delivery through independent contract carriers accounts for a significant portion of each newspaper's circulation. The 12 daily newspapers in the PNI Group, ranked in order of daily circulation based on ABC Publisher's Statements for the six-month period ended September 30, 2002 (except where noted), are:

		Circulation	
		Daily	Sunday
The Pantagraph	Bloomington, Illinois	48,063	50,553
The Daily Herald	Provo, Utah	28,994	34,113
The Napa Valley Register	Napa, California	18,808	19,381
Santa Maria Times	Santa Maria, California	17,096	19,459
The World	Coos Bay, Oregon(1)	13,234	15,369
The Sentinel	Hanford, California	13,281	13,128
Arizona Daily Sun	Flagstaff, Arizona	11,488	13,081
Daily Chronicle	DeKalb, Illinois	9,204	10,152
Daily Journal	Park Hills, Missouri	8,593	8,531
The Garden Island	Lihue, Hawaii	8,047	8,998
The Lompoc Record	Lompoc, California	7,432	7,838
The Daily News	Rhinelander, Wisconsin(2)	4,218	4,764
Total		188,458	205,367

(1) Sunday circulation represents the weekend edition of *The (Coos Bay) World*, which is published on Saturdays.

(2) Amounts are based on the internal records of the Company.

In addition, the PNI Group also publishes more than 30 weekly newspapers and various niche publications associated with its dailies. These include weekly newspaper groups operated in conjunction with substantially all of the PNI newspapers.

Collectively, the markets served by the PNI Group exceed U.S. averages in such key measures as annual population and household growth rates, and average retail spending per household. Further, these markets, which are often not served by major metropolitan media, tend to be characterized by less media competition, which gives the Company an opportunity to sustain and expand market share. A strong focus on local reporting and editorial excellence is considered a key to long-term success in these markets.

The following table sets forth the operating revenues from continuing operations of the PNI Group for the past five years.

	Years Ended December 31,				
	2002	2001	2000(1)	1999	1998
			(In thousands)		
Operating revenues:					
Advertising	$ 89,542	$ 86,156	$ 83,799	$55,982	$52,751
Circulation	20,943	20,975	19,962	12,989	12,958
Other	6,932	6,599	3,945	2,335	2,470
Total	$117,417	$113,730	$107,706	$71,306	$68,179

(1) In January of 2000, the Company acquired The Pantagraph. In addition, the year ended December 31, 2000 includes an extra week of operations resulting in a 53-week year. All other years presented include 52 weeks of operations.

PNI Internet Operations

The PNI Group operates Web sites in each of its markets providing viewers with local news, sports and entertainment content and enhanced online advertiser services featuring the three major classified advertising categories - automotive, real estate and help wanted. PNI generates revenue from online advertising and from service and transaction fees.

The following table sets forth page view statistics for the Combined PNI Group Web sites and the percentage change compared to comparable periods in 2001.

	2002 (In thousands)	% Change	2002 Qtr. 4 (In thousands)	% Change
Combined PNI Web Sites:				
Page views(1)	99,614	61%	26,015	32%

(1) A "page view" occurs when a web server provides a Web page to a Web site visitor.

Tucson Operations

Founded in 1877, the *Star* is published in Tucson, Arizona, by the Company's wholly owned subsidiary, Star Publishing Company ("Star Publishing"). The *Star,* a morning and Sunday newspaper, and the *Citizen,* an afternoon newspaper owned by Gannett, are southern Arizona's leading dailies. The *Star* and the *Citizen* are published through an agency operation (the "Tucson Agency") pursuant to an Agency Agreement, dated March 28, 1940, as amended and restated (the "Tucson Agency Agreement"), and in 2002 had a combined weekday circulation of approximately 139,000 and a Sunday circulation of 171,000 delivered by independent carriers to homes and single-copy outlets. Tucson is currently the 69th largest metropolitan statistical area in the United States with a population of approximately 877,000.

The Tucson Agency operates through TNI Partners, an agency partnership that is owned half by the Company and half by Gannett. TNI Partners is responsible for all aspects of the business of the two newspapers other than editorial opinion and gathering and reporting news. The net income or net loss of TNI Partners is generally allocated equally to the *Star* and the *Citizen.* The Company reports its 50 percent share of TNI Partners' operating results as a single component of operating income in its consolidated statement of income.

As a result of the Tucson Agency, the financial performance of Star Publishing is directly affected by the operations and performance of both the *Star* and the *Citizen.*

The following table sets forth certain information concerning circulation and combined advertising linage of the *Star* and the *Citizen* and operating revenues of TNI Partners for the past five years.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Circulation(1):					
Star daily	103,048	101,034	98,469	97,644	96,142
Citizen daily	36,056	38,067	39,543	40,599	42,444
Star Sunday	171,350	171,485	171,726	173,071	174,173
Combined advertising linage (in thousands of inches):					
Full run (all zones)					
Retail	1,593	1,571	1,713	1,703	1,581
General	99	89	97	83	81
Classified	1,554	1,618	2,033	2,068	1,852
Total	3,246	3,278	3,843	3,854	3,514
Part run(2)	92	207	256	303	314
Total inches	3,338	3,485	4,099	4,157	3,828
100% of TNI Partners operating revenues (in thousands):					
Advertising	$ 80,446	$ 82,732	$ 93,560	$ 87,550	$ 84,550
Circulation	21,502	21,350	22,786	22,234	21,856
Other	2,756	2,286	4,804	4,642	3,956
Total	$104,704	$106,368	$121,150	$114,426	$110,362

(1) Amounts for 2002 are based on the internal records of the Company. Amounts for prior years are based on ABC Audit Reports for the 52-week period ended December 31.

(2) Part run inches represent advertisements that are published in selected copies (i.e., less than the full press run) of a daily edition of the newspaper to specifically target certain geographic locations. The advertisements typically appear in a special news and advertising section designed specifically for the targeted geographic locations.

The *Star* and the *Citizen* are printed at TNI Partners' computerized facility equipped with two eight-unit Metro offset presses. The writing, editing and composing functions have been computerized, increasing efficiency and reducing workforce requirements.

"Starnet," Star Publishing's Web site on the Internet *(www.azstarnet.com)*, serves the Tucson metropolitan area with local news, sports and entertainment content and enhanced online advertiser services featuring the three major classified advertising categories — automotive, real estate and help wanted. In addition, Starnet also serves as a city portal, providing community information and acting as a community center and marketplace, enabling businesses and individuals to build relationships with each other and the *Star.* Starnet generates revenue from online advertising and from service and transaction fees, all of which are included in TNI Partners' other operating revenue.

The following table sets forth page view statistics for Combined Tucson Web sites and the percentage change compared to comparable periods in 2001.

	2002 (In thousands)	% Change	2002 Qtr. 4 (In thousands)	% Change
Combined Tucson Web Sites:				
Page views(1)	66,760	11%	20,070	29%

(1) A "page view" occurs when a web server provides a Web page to a Web site visitor.

Acquisition Strategy

One of the Company's growth strategies has been a disciplined acquisition program. In evaluating acquisition opportunities, the Company generally requires that candidates: (i) be in businesses related to the Company's core publishing competencies; (ii) have strong cash flows; (iii) possess good growth or economic characteristics, where possible, (iv) offer a clustering opportunity with respect to present or future properties; (v) provide an opportunity for its disciplined management approach to add value; and (vi) offer an attractive return on investment.

Agency Agreements

Newspapers in 12 cities operate under joint operating or agency agreements. Agency agreements generally allow newspapers operating in the same market to share certain printing and other facilities and to pool certain revenues and expenses in order to decrease aggregate expenses and thereby allow the continuing operation of multiple newspapers in the same market. The Newspaper Preservation Act of 1970 permits joint operating agreements between newspapers under certain circumstances without violation of the Federal antitrust laws.

St. Louis Agency. As a result of the May 1, 2000, PD LLC transaction, the Company holds a 95 percent interest in the results of operations of PD LLC, and Herald holds a 5 percent interest. Prior to May 1, 2000, under the terms of the St. Louis Agency Agreement, which had governed the operations of the *Post-Dispatch* since 1961, the Company and Herald generally shared the *Post-Dispatch's* operating profits and losses, as well as its capital expenditures, on a 50-50 basis. Under the St. Louis Agency Agreement, for fiscal 2000 (for operating results through April 30, 2000), 1999 and 1998 the Company paid Herald $9.4 million, $25.0 million and $20.7 million, respectively, for Herald's share of the operating income of the St. Louis Agency.

Tucson Agency. The Tucson Agency Agreement has, since 1940, governed the joint operations of the *Star* and *Citizen*. TNI Partners, as agent for the Company and Gannett, is responsible for advertising and circulation, printing and delivery and collection of all revenues of the *Star* and the *Citizen*. The Board of Directors of TNI Partners presently consists of three directors chosen by the Company and three chosen by Gannett. Budgetary, personnel and other non-news and editorial policy matters, such as advertising and circulation policies and rates or prices, are determined by the Board of Directors of TNI Partners. Each newspaper is responsible for its own news and editorial content. Revenues and expenses are recorded by TNI Partners, and the resulting profit is generally split 50-50 between the Company and Gannett. The Company reports its 50 percent share of TNI Partners' operating results as a single component of operating income in its consolidated statement of income. Both partners have certain administrative costs that are borne and reported separately. As a result of the Tucson Agency, the *Star* and the *Citizen* benefit from increases and can be adversely affected by decreases in each other's circulation.

The current term of the Tucson Agency Agreement expires on June 1, 2015, but it contains an option, which may be exercised by either party, to renew the agreement for successive periods of 25 years each.

ITEM 1. BUSINESS — Continued

Competition

The Company's publications compete for readership and advertising revenues in varying degrees with other metropolitan, suburban, neighborhood and national newspapers and other publications as well as with television, radio, cable, Internet, online services and other new-media technologies, direct mail, yellow page directories, billboards and other news and advertising media. Competition for advertising is based on audience size and composition, circulation levels, readership demographics, price and advertiser results. Competition for circulation is generally based on the content, journalistic quality and price of the publication. In its markets, the Company's print competition for circulation and advertising revenues may include some or all of the following: paid suburban daily newspapers, independently owned community newspapers and shoppers, yellow pages and direct mail advertisers. These community newspapers and shoppers and direct mail companies target selected geographic markets throughout their respective distribution areas.

Due to the agency relationship existing in Tucson, the *Star* and the *Citizen* cannot be viewed as competitors for advertising or circulation revenues. The *Star* and the *Citizen* compete primarily against other media and against Phoenix-area and suburban, neighborhood and national newspapers and other publications.

Raw Materials

The primary raw material used in the Company's operations is newsprint, representing 11.9 percent to 16.0 percent of operating expenses over the last five years. For 2002, the Company's annual newsprint metric tonnes consumption, including its 50 percent share related to the operations of TNI Partners, was approximately 102,000 metric tonnes. Based on the Company's current level of newspaper operations, expected annual newsprint consumption for 2003 is estimated to be in the range of 104,000 metric tonnes. Historically, newsprint has been subject to significant price fluctuations from year to year, unrelated in many cases to general economic conditions. In the last five years, the Company's average annual cost per tonne of newsprint has varied from its peak price by approximately 28.0 percent. For every one-dollar change in the Company's average annual cost per metric tonne of newsprint, pre-tax income would change by approximately $104,000, assuming annual newsprint consumption of 104,000 metric tonnes. The Company attempts to obtain the best price available by combining newsprint purchases for its different newspaper locations with those of other newspaper publishing companies. The Company considers its relationship with newsprint producers to be good. The Company has not entered into derivative contracts for newsprint.

Employees

At December 31, 2002, the Company had approximately 3,900 full-time equivalent employees working at its operations, including TNI Partners. At the *Post-Dispatch* in St. Louis, approximately 77 percent of employees are represented by unions. The Company considers its relationship with its employees to be good.

The *Post-Dispatch* has contracts with substantially all of its production unions, with expiration dates ranging from August 2003 through February 2010. The *Post-Dispatch* is currently in contract negotiations with two unions: the St. Louis Newspaper Guild ("Newspaper Guild"), covering approximately 590 newsroom, sales and certain administrative employees, and the Graphics Communications International Union ("GCIU") Local #505, covering approximately 20 production employees. The Newspaper Guild contract expired in January 2003. The GCIU contract expired in September 2002. All *Post-Dispatch* labor contracts contain no-strike provisions.

TNI Partners' contract with Tucson Graphic Communications Union Local No. 212, covering certain pressroom employees, expires on May 31, 2003. In each of the last several years, this contract has been renegotiated for a one-year term.

INTERNET INFORMATION

Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's Web site *(www.pulitzerinc.com)* as soon as reasonably practicable after the Company electronically files the report with, or furnishes it to, the Securities and Exchange Commission.

ITEM 2. PROPERTIES

The corporate headquarters of the Company are located at 900 North Tucker Boulevard, St. Louis, Missouri. The general character, location and approximate size of the principal physical properties used by the Company for its newspaper publishing and related new-media businesses at December 31, 2002 are set forth below. Leases on the properties indicated as leased by the Company expire at various dates through January 2012.

The Company believes that its owned and leased properties used in connection with its operating activities generally are in good condition, well maintained and adequate for its current and immediately foreseeable operating needs. In 2002 the *Post-Dispatch* expanded its main production facility, adding approximately 110,000 square feet of owned space in St. Louis and enabling the Company to eliminate operations previously conducted in other facilities.

General Character of Property	Approximate Area in Square Feet	
	Owned	Leased
Printing plants, business and editorial offices, and warehouse space located in:		
St. Louis, Missouri(1)	649,714	19,060
St. Louis, Missouri(2)	150,322	40,326
St. Louis, Missouri(3)	80,360	38,300
Tucson, Arizona(4)	220,816	77,098
Washington, D.C.		2,249
Bloomington, Illinois	85,587	13,396
Provo, Utah	40,858	20,770
Hanford, California	29,900	4,325
Lihue, Hawaii	8,500	20,902
Flagstaff, Arizona	23,200	5,340
Santa Maria, California	20,800	1,620
Napa, California	21,000	
DeKalb, Illinois	16,100	2,880
Coos Bay, Oregon	15,200	
Park Hills, Missouri	22,700	
Lompoc, California	10,500	
Rhinelander, Wisconsin	6,400	
PNI St. Louis, Missouri		3,170

(1) Property is owned by and used in the operations of PD LLC.

(2) Property primarily includes locations operated by the Suburban Journals in the greater St. Louis area.

(3) Property is owned and used in the operations of DS LLC.

(4) The 220,816 square foot facility in Tucson, Arizona is used in the production of the Star and the Citizen and is jointly owned with Gannett pursuant to the Tucson Agency.

ITEM 3. LEGAL AND REGULATORY PROCEEDINGS

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Pulitzer Publishing Company ("Old Pulitzer"), the Company and Hearst-Argyle Television, Inc. ("Hearst-Argyle") on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new-media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

In October 2001 the Internal Revenue Service ("IRS") formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999, be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off. The Company is obligated under the Merger Agreement to indemnify Hearst-Argyle against any tax liability attributable to the Spin-off and has the right to control any proceedings relating to the determination of such tax liability.

The Company does not believe that Old Pulitzer realized any taxable gain in connection with the Spin-off and has contested the IRS' proposed increase in a formal written protest filed with the Appeals Office of the IRS in January 2002. While there can be no assurance that the Company will completely prevail in its position, it believes that the IRS' position is not supported by the facts or applicable legal authorities and intends to vigorously contest the IRS' determination. It thus has not accrued any liability in connection with this matter. If the IRS were completely successful in its proposed adjustment, the Company's indemnification obligation would be approximately $29.3 million, plus applicable interest, and any indemnification payment would be recorded as an adjustment to additional paid-in capital.

On August 30, 2002, the Company, on behalf of Old Pulitzer, filed with the IRS amended federal corporate income tax returns for the years ended December 1997 and 1998 and March 1999 in which refunds of tax in the aggregate amount of approximately $8.1 million, plus interest, were claimed. These refund claims were based on the contention that Old Pulitzer was entitled to deduct certain fees and expenses which it had not previously deducted and which Old Pulitzer had incurred in connection with its investigation of several strategic alternatives and potential transactions prior to its decision to proceed with the Broadcast Transaction in March 1999. Under the Merger Agreement, the Company is entitled to any amounts recovered from the IRS as a result of these refund claims, although there can be no assurance that the IRS will approve all or any portion of these refund claims. Pending IRS review, no receivable has been recognized in connection with these refund claims and any funds received for income tax refunds would be recorded as an adjustment to additional paid-in-capital.

In February 1998 a group of independent newspaper dealers engaged in the business of reselling the *Post-Dispatch* in vending machines and to retail establishments filed suit against the Company in the Missouri Circuit Court, Twenty-Second Judicial Circuit (St. Louis City). The court has dismissed four of the six counts in the suit. In the remaining counts, the plaintiffs allege that the Company's actions have tortiously interfered with their business expectancy of being able to sell their branches and constituted malicious trespass on their intangible property by, among other things, allegedly reducing the value of their routes. The plaintiffs seek punitive damages with respect to the tortious interference count and statutory double damages if they should prevail on the malicious trespass count. The plaintiffs cite as harmful acts the Company's purchase of various home delivery routes and branches, the Company's home subscription pricing compared to its single copy pricing, and allegedly more favorable rates, fees and allowances that the Company provides to its carriers and other branch dealers. The Company has denied any liability, is vigorously defending the suit and believes that it has meritorious defenses, and, therefore, has not accrued a liability in connection with this lawsuit. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its

ITEM 3. LEGAL AND REGULATORY PROCEEDINGS — Continued

understanding of the facts, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial position. However, depending upon the period of resolution, such effects could be material to the consolidated financial results of an individual period.

The Company has been involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, slander and defamation actions, complaints alleging discrimination, and product distribution practices. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial position or results of operations. However, depending upon the period of resolution, such effects could be material to the consolidated financial results of an individual period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCK-HOLDER MATTERS

The shares of the Company's common stock are listed on The New York Stock Exchange, Inc. and trade under the symbol "PTZ." The shares of the Company's Class B common stock do not trade in a public market.

At March 10, 2003, there were approximately 374 record holders of the Company's common stock and 26 record holders of its Class B common stock.

The following table sets forth the range of high and low sales prices for the Company's common stock and dividends paid for each quarterly period in the past two years:

	High	Low	Dividend(1)
2002			
First Quarter	$55.18	$49.29	$0.175
Second Quarter	55.80	45.08	0.175
Third Quarter	51.50	41.50	0.175
Fourth Quarter	49.50	40.12	0.175

	High	Low	Dividend(2)
2001			
First Quarter	$56.55	$45.80	$0.17
Second Quarter	57.00	49.55	0.17
Third Quarter	53.70	43.70	0.17
Fourth Quarter	51.00	41.25	0.17

(1) In 2002 the Company declared and paid cash dividends of $0.70 per share of common stock and Class B common stock.

(2) In 2001 the Company declared and paid cash dividends of $0.68 per share of common stock and Class B common stock.

On January 6, 2003, the Board of Directors of the Company announced for the first quarter of 2003 a 2.9 percent increase in the quarterly dividend on its common stock and Class B common stock to $0.18 per share from $0.175 per share. The cash dividend was paid on February 3, 2003. Future dividends will depend upon, among other things, the Company's earnings, financial condition, cash flows, capital requirements and other relevant considerations, including the limitations under the $306.0 million borrowing by PD LLC from a group of investors led by Prudential Capital Group (the "Loan"), any credit agreement or other agreement to which the Company may become a party in the future. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

ITEM 6. SELECTED FINANCIAL DATA

	2002	2001(4)	2000(1)	1999	1998
	Years Ended December 31,				
	(In thousands, except per share amounts)				
OPERATING RESULTS					
Operating Revenues — net	$ 415,960	$ 413,506	$ 397,159	$324,256	$311,761
Operating Expenses:					
Payroll and other personnel expense	181,361	175,743	157,224	129,047	119,687
Newsprint expense	42,152	56,372	55,539	44,403	50,408
Stock option cash-outs and bonuses(2)				26,685	
St. Louis Agency adjustment(3)			9,363	25,029	20,729
Depreciation	14,286	14,330	12,916	9,298	7,628
Amortization	4,433	26,178	19,069	6,164	5,731
Other expenses	108,587	114,996	105,145	87,502	86,127
Total operating expenses	350,819	387,619	359,256	328,128	290,310
Equity in earnings of Tucson newspaper partnership	17,744	17,504	22,487	21,965	20,935
Operating income	82,885	43,391	60,390	18,093	42,386
Interest income	4,235	7,573	19,017	25,372	4,967
Interest expense	(20,593)	(24,609)	(16,537)		
Net gain (loss) on marketable securities and investments	(7,772)	(3,849)	(2,197)	(111)	1,322
Equity in losses of joint venture investment		(1,156)	(1,728)		
Net other expense	(87)	(204)	(109)	(189)	(69)
Income from continuing operations before Provision for income taxes	58,668	21,146	58,836	43,165	48,606
Provision for income taxes	22,371	8,021	23,389	18,061	20,709
Minority interest in net earnings of subsidiary	1,598	839	849		
Income from continuing operations	34,699	12,286	34,598	25,104	27,897
Discontinued operations, net of tax		(1,624)	304	(23,596)	48,387
Net Income	$ 34,699	$ 10,662	$ 34,902	$ 1,508	$ 76,284
Basic Earnings/(Loss) Per Share of Stock:					
Income from continuing operations	$ 1.63	$ 0.58	$ 1.59	$ 1.11	$ 1.25
Discontinued operations	0.00	(0.08)	0.01	(1.04)	2.16
Basic earnings per share	$ 1.63	$ 0.50	$ 1.60	$ 0.07	$ 3.41
Weighted average number of shares outstanding	21,279	21,192	21,757	22,578	22,381
Diluted Earnings/(Loss) Per Share of Stock:					
Income from continuing operations	$ 1.62	$ 0.58	$ 1.59	$ 1.11	$ 1.22
Discontinued operations	0.00	(0.08)	0.01	(1.04)	2.13
Diluted earnings per share	$ 1.62	$ 0.50	$ 1.60	$ 0.07	$ 3.35
Weighted average number of shares outstanding	21,447	21,364	21,786	22,601	22,753
Dividends per share of common and Class B common stock	$ 0.70	$ 0.68	$ 0.64	$ 0.45	$ 0.75

ITEM 6. SELECTED FINANCIAL DATA — Continued

	Years Ended December 31,				
	2002	2001(4)	2000(1)	1999	1998
	(In thousands, except per share amounts)				
OTHER DATA					
Cash and marketable securities	$ 194,394	$ 193,739	$ 194,313	$557,891	$110,171
Working capital	225,548	221,002	218,619	595,530	124,675
Total assets	1,287,246	1,288,763	1,282,873	979,625	546,393
Long-term debt	306,000	306,000	306,000		
Stockholders' equity	815,218	797,217	799,701	813,451	385,357

(1) The year ended December 31, 2000, includes an extra week of operations resulting from a 53-week year. All other years presented include 52 weeks of operations.

(2) In 1999 Old Pulitzer recorded expense of $26.7 million representing the cost of stock option cash-outs and bonuses paid to publishing employees in connection with the Broadcast Transaction.

(3) See Item 1. Business — "Agency Agreements" for additional information on the St. Louis Agency adjustment.

(4) Certain reclassifications have been made to the 2001 consolidated financial statements to conform to the 2002 presentation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements in this Annual Report on Form 10-K concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and other factors include, but are not limited to, industry cyclicality, the seasonal nature of the business, changes in pricing or other actions by competitors or suppliers (including newsprint), outcome of labor negotiations, capital or similar requirements, and general economic conditions, any of which may impact advertising and circulation revenues and various types of expenses, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission including this Annual Report on Form 10-K. Although the Company believes that the expectations reflected in "forward-looking statements" are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Accordingly, investors are cautioned not to place undue reliance on any such "forward-looking statements," and the Company disclaims any obligation to update the information contained herein or to publicly announce the result of any revisions to such "forward-looking statements" to reflect future events or developments.

General

The Company is engaged in newspaper publishing and related new-media operations, operating the newspaper properties operated by Pulitzer Publishing Company ("Old Pulitzer") prior to the Spin-off (as defined below). Prior to the Spin-off, the Company was a wholly owned subsidiary of Old Pulitzer.

The Company was capitalized on March 18, 1999, with approximately $550.0 million in cash and all the other assets of Pulitzer Publishing Company ("Old Pulitzer") (other than broadcasting assets) as a result of the Spin-off (as defined below) and is now operating the principal newspaper publishing and related new-media businesses formerly operated by Old Pulitzer and certain other newspapers acquired since the Broadcast Transaction (as defined below). The Company was organized as a corporation in 1998 and, prior to the Spin-off, was a wholly-owned subsidiary of Old Pulitzer. Prior to the Broadcast Transaction, Old Pulitzer was engaged in newspaper publishing and television and radio broadcasting.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Old Pulitzer, the Company and Hearst-Argyle Television, Inc. ("Hearst-Argyle") on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

Old Pulitzer's historical basis in its newspaper publishing and related new-media assets and liabilities has been carried over to the Company. The Broadcast Transaction represents a reverse-spin transaction and, accordingly, the Company's results of operations for periods prior to the consummation of the Broadcast Transaction are identical to the historical results previously reported by Old Pulitzer.

The net liability balance of the Broadcasting Business as of March 18, 1999, including $700.0 million of Broadcast Debt, was contributed to "Additional Paid-in Capital" of the Company at the time of the Merger.

The Company's operating revenues are significantly influenced by a number of factors, including overall advertising expenditures, the appeal of newspapers in comparison to other forms of advertising, the performance of the Company in comparison to its competitors in specific markets, the strength of the national economy, and general economic conditions and population growth in the markets served by the Company.

The Company's business tends to be seasonal, with peak revenues and profits generally occurring in the fourth and, to a lesser extent, second quarters of each year as a result of increased advertising activity during the Christmas and spring holiday periods. The first quarter is historically the weakest quarter for revenues and profits.

Acquisition and Disposition of Properties

In 2002 the Company acquired businesses, principally those focused on distribution operations in St. Louis, totaling $9.1 million.

In 2001 the Company recorded a pre-tax loss of $2.7 million related to the sale of its newspapers located in Troy, Ohio and Petaluma, California, and the sale of its St. Louis Internet Access Provider (ISP) business (the "Sale Transactions"). These amounts are included in 2001 net income as a separate line, "Loss from Discontinued Operations, Net of Tax."

On January 31, 2001, the Company, through PNI and its wholly owned subsidiaries, (collectively, the "PNI Group"), acquired, in an asset purchase, *The Lompoc Record*, a daily newspaper located in Lompoc, California. In addition, during 2001, the PNI Group acquired several weekly newspapers (in separate transactions) that complement its daily newspapers in several markets. These acquisitions are collectively referred to as the "PNI Acquisitions." In 2001 the Company also acquired several distribution businesses in St. Louis.

On August 10, 2000, the Company acquired the assets of the Suburban Newspapers of Greater St. Louis, LLC and the stock of The Ladue News, Inc. (collectively the "Suburban Journals"), a group of 37 weekly papers and various niche publications (the "Journals Acquisition").

On May 1, 2000, the Company and The Herald Company, Inc. ("Herald") completed the transfer of their respective interests in the assets and operations of the *St. Louis Post-Dispatch* (the *"Post-Dispatch"*) and certain related businesses to a new joint venture, known as St. Louis Post-Dispatch LLC ("PD LLC"). Under the terms of the operating agreement governing PD LLC (the "Operating Agreement"), the Company holds a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Previously, under the terms of the St. Louis Agency Agreement, the Company and Herald generally shared the *Post-Dispatch's* operating profits and losses, as well as its capital expenditures, on a 50-50 basis. Under the terms of the Operating Agreement, Herald received on May 1, 2000, a cash distribution of $306.0 million from PD LLC. This distribution was financed by the $306.0 million Loan.

On January 11, 2000, the Company acquired *The Pantagraph*, a daily and Sunday newspaper that serves the central Illinois cities of Bloomington and Normal.

The PD LLC transaction, *The Pantagraph* acquisition and the Journals Acquisition are collectively referred to as the "Newspaper Transactions."

Critical Accounting Policies

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience, actuarial assumptions and its understanding of current facts and circumstances. Certain of the Company's accounting policies are considered critical, as these policies are important to the presentation of the Company's financial statements and require significant or complex judgment by management.

Management has identified the allowance for doubtful accounts associated with trade accounts receivable, the liability for both unpaid and unreported medical and workers compensation claims, and the liability for pension and postretirement and postemployment benefit obligations as critical accounting policies as a result of the judgment involved in the use of estimates.

The Company evaluates its allowance for doubtful trade accounts receivable based on customers' credit history, payment trends and other economic factors to the extent available. It is possible that reported results could be different based upon changes in economic conditions that could impact creditors' ability to pay.

The Company evaluates its liability for unpaid and unreported medical and workers compensation claims based on historical payment trends and administration costs. The Company uses actuarial assumptions to calculate estimated future claim costs based on historical trends. Reported results could be different if historical trends differ from actual payment results.

The Company evaluates its liability for pension and postretirement and postemployment benefit plans based upon estimates and actuarial assumptions of future plan service costs, future interest costs on projected benefit obligations, rates of compensation increases, employee turnover rates, anticipated mortality rates, expected investment returns on plan assets, asset allocation assumptions of plan assets, and other factors. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly and the Company could recognize different amounts of expense from the amounts reported over future periods.

The Company has identified its adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, as a critical accounting policy having material impact on the Company's financial presentation. SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill and other indefinite-lived intangible assets should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to their carrying amount. No impairment was recognized as a result of the impairment testing of goodwill and other indefinite-lived assets conducted by the Company upon adoption of SFAS No. 142 in January 2002 In addition, as a result of the adoption of SFAS No. 142, approximately $21.6 million of amortization expense present in 2001 was not recorded in 2002. An annual impairment test was subsequently performed and indicated that the fair value exceeded the carrying amount of goodwill. Subsequent impairments, if any, would be classified as an operating expense.

2002 Compared with 2001

Summary

Net income in 2002 was $34.7 million, or $1.62 per diluted share, compared to $10.7 million, or $0.50 per diluted share in 2001. Net income in 2001 included results from newspapers in Troy, Ohio and Petaluma, California, and the St. Louis Internet service provider ("ISP") business, all of which were sold by the Company in fiscal 2001. Excluding the results of businesses sold in 2001 and the related gain or loss from their sale, 2001 income from continuing operations was $12.3 million, or $0.58 per diluted share.

Operating income in 2002 increased to $82.9 million from $43.4 million in 2001. The increase in operating income was due principally to the elimination of $21.6 million of amortization expense of certain intangible assets in 2002 related to the adoption of SFAS No. 142, savings of $14.2 million from lower newsprint costs, principally resulting from a 21.9 percent reduction in the average newsprint price per metric tonne of newsprint, and increased retail and national advertising revenue, particularly preprint revenue. The expense savings and advertising revenue increases were partially offset by increased labor costs, principally related to higher employee benefit costs and increased incentive compensation expense.

Revenue

Operating revenues from continuing operations for the year ended December 31, 2002 increased 0.6 percent, to $416.0 million from $413.5 million in 2001. On a comparable basis, excluding the results of properties acquired for both years for comparable non-ownership periods, operating revenues for 2002 increased 0.4 percent, to $415.0 million

Advertising revenues, as reported, increased $3.6 million, or 1.1 percent, in 2002. The increase reflected retail and national revenue increases of 2.4 and 2.5 percent, respectively, coupled with strong growth in preprint revenue, which increased 17.6 percent over the prior year. These increases were partially offset by a 6.3 percent decline in classified revenue, principally due to continued weakness in help wanted advertising.

In 2002 help wanted revenue decreased 21.5 percent versus 2001 results. The declines were most pronounced at the Company's combined St. Louis operations, where help wanted revenue decreased 23.9 percent. At the Company's PNI newspapers, 2002 help wanted revenue decreased 10.8 percent compared to 2001. The Company believes that the decline in help wanted revenue reflects a slowing economy, which saw overall U.S. civilian unemployment rates increase from 4.2 percent at the start of 2001 to 6.0 percent at the close of 2002. Revenue in each of the remaining classified categories grew in 2002, with revenue in the automotive, real estate, and other classified categories increasing 5.3 percent, 1.9 percent and 8.3 percent, respectively.

Circulation revenues decreased $0.4 million or 0.6 percent, in 2002. Other publishing revenues decreased $0.7 million, or 6.8 percent, in 2002 due principally to decreased commercial printing revenue.

Operating Expense

Operating expenses reported for 2002 decreased 9.5 percent to $350.8 million from $387.6 million in 2001. Operating expenses were lower for two principal reasons: the absence of $21.6 million in amortization expense due to the elimination of amortization of certain intangible assets in 2002 in accord with SFAS No. 142 and lower newsprint pricing and volume, which resulted in newsprint expense savings of $14.2 million, or 25.2 percent, largely on the strength of a 21.9 percent reduction in the average price per metric tonne of newsprint.

In addition, other operating expenses, which consist of distribution, employment termination inducements, legal and professional fees, news and editorial features and wire services, office and production supplies, promotion and marketing, provisions for uncollectible accounts receivable, repairs and maintenance, telecommunication and utility, and sundry expenses, decreased $6.4 million principally due to reductions in the provision for uncollectible accounts receivable, lower inducement costs, which declined by $2.0 million compared to the prior year, and decreased promotion spending.

The expense savings were partially offset by increased labor costs, which increased $5.6 million or 3.2 percent, principally related to higher employee benefit costs and increased incentive compensation expense.

Total full time equivalent employees ("FTEs") decreased by 68 or 1.7 percent. The largest decrease was at the Company's St. Louis operations where FTEs decreased by 45, or 2.3 percent.

Equity in the earnings of the Tucson newspaper partnership for 2002 increased 1.4 percent to $17.7 million from $17.5 million the prior year. The increase primarily reflected expense savings related to lower newsprint costs, partially offset by weak demand in retail and classified advertising.

Operating Income

For 2002 the Company reported operating income from continuing operations of $82.9 million compared to $43.4 million in 2001. The increase in operating income was due principally to the elimination of $21.6 million of amortization expense of certain intangible assets in 2002 related to the adoption of SFAS No. 142, savings of $14.2 million from lower newsprint costs, principally resulting from a 21.9 percent reduction in the average newsprint price per metric tonne of newsprint, and increased retail and national advertising revenue, particularly preprint revenue. The expense savings and advertising revenue increases were partially offset by increased labor costs, principally related to higher employee benefit costs, increased incentive compensation expense, and by declines in classified advertising revenue.

Non-Operating Items

Interest income for 2002 decreased to $4.2 million from $7.6 million in 2001. The decrease primarily reflected lower average interest rates on invested funds during the year.

The Company reported interest expense of $20.6 million in 2002 compared to $24.6 million in 2001. The 2002 to 2001 decrease in interest expense reflects the benefit from fixed-to-variable interest rate swaps and the capitalization of interest costs associated with the newly constructed St. Louis production facility.

The Company reported a loss on marketable securities and investments of $7.8 million in 2002 compared with a loss of $3.8 million in 2001. The losses in both years resulted from an adjustment to the carrying value of several non-operating investments, partially offset by realized gains on the sale of marketable securities.

The Company reported no losses in its equity of joint venture investments in 2002 compared with $1.2 million in the prior year.

The effective income tax rate from continuing operations for 2002 was 38.1 percent, approximately the same as in 2001.

Income from Continuing Operations

For 2002 the Company reported net income from continuing operations of $34.7 million, or $1.62 per diluted share, compared to $12.3 million, or $0.58 per diluted share, in 2001. The increase in 2002 income from continuing operations primarily reflected decreased operating expenses resulting from the absence of $21.6 million of amortization expense of certain intangible assets in 2002, a $14.2 million reduction in newsprint costs due principally to a 21.9 percent reduction in the average price per metric tonne of newsprint, lower interest expense reflecting the benefit of interest rate swap transactions, and increased retail and national advertising revenue, particularly preprint revenue. The expense savings and revenue increases were partially offset by higher labor costs and continued weakness in help wanted classified revenue.

Discontinued Operations

In 2002 the Company reported no gain or loss from discontinued operations compared to a loss of $1.6 million, or $0.08 per diluted share, in 2001. Discontinued operations in 2001 include the operating results and gain or loss on the sale of newspapers located in Troy, Ohio, and Petaluma, California, and the results of operations and gain on the sale of the Company's St. Louis ISP business.

2001 Compared with 2000

Income statement comparisons of 2001 results with 2000 are affected by an extra week of operations in 2000. The Company's 2001 fiscal year contained 52 weeks, versus 53 weeks in the 2000 fiscal year.

Revenue

Revenues from continuing operations for the year ended December 31, 2001 increased 4.1 percent to $413.5 million from $397.2 million in 2000. The increase reflected the year 2001 contributions from the Suburban Journals and the PNI Acquisitions. On a comparable basis, excluding the results of properties acquired for both years for comparable non-ownership periods and the extra week from 2000, revenues for 2001 decreased 3.4 percent. The decline reflected weak advertising demand at the Company's newspapers, principally in classified help wanted advertising in 2001.

Advertising revenues, as reported, increased $13.0 million, or 4.2 percent, in 2001. The increase reflected the addition of revenue from the Suburban Journals and the PNI Acquisitions. On a comparable basis, as defined above, advertising revenues for 2001 declined 4.9 percent due to weakness in the retail and classified categories, which decreased by 5.5 percent and 10.1 percent, respectively. These declines were partially offset by gains in national revenue, up 12.5 percent, and strength in the preprint category, which increased by 3.8 percent.

The decrease in comparable retail revenue can be attributable in large part to reduced spending by major accounts resulting from the overall economic slowdown in 2001 and the effects of September 11. These declines were partially mitigated by the Company's strategy of increasing its resources focused on local retail accounts.

In 2001 comparable help wanted revenue represented the largest decline in the classified category, closing the year 23.8 percent under comparable prior-year results. The Company believes that the decline in comparable help wanted revenue reflects a slowing economy in 2001. The most significant comparable employment revenue declines occurred at the *Post-Dispatch* and at the combined newspaper operations in Tucson, where help wanted revenues decreased by 25.7 percent and 26.1 percent, respectively.

Circulation revenues reported for 2001 increased $0.7 million, or 0.8 percent, in 2001. The higher circulation revenues primarily reflected the addition of circulation revenue from the PNI Acquisitions and increased revenue at the *Post-Dispatch*, mitigated by the impact of the 53rd week in 2000. On a comparable basis, as defined above, circulation revenue increased 2.7 percent.

Other publishing revenues increased $2.6 million, or 34.2 percent, in 2001, resulting primarily from the addition of commercial printing revenue from the PNI Acquisitions and higher online revenues, mitigated by the impact of the 53rd week in 2000. On a comparable basis, other publishing revenue increased 35.3 percent.

Operating Expense

Operating expenses reported for 2001, excluding the St. Louis Agency adjustment from the prior year, increased 10.8 percent to $387.6 million in 2001 from $349.9 million in 2000. On a comparable basis, excluding: (i) the results of properties acquired for comparable non-ownership periods from both years, (ii) the extra week from 2000, (iii) employment termination costs from both years, (iv) incremental goodwill amortization in 2001 related to the Company's increased interest in the results of the *Post-Dispatch*, expenses for 2001 increased $2.1 million or 0.6 percent.

The higher expenses on a comparable basis primarily reflected increased employee benefit costs related to higher workers compensation claims and increased medical insurance expense, and increased bad debt expense related to the Kmart bankruptcy and the acquisition of circulation routes in St. Louis. These increases were partially offset by lower newsprint and payroll costs.

Total full time equivalent employees ("FTEs") decreased by 149, or 3.6 percent. The largest decreases were at the *Post-Dispatch* and TNI Partners, where FTEs levels declined by 8.5 percent and 5.7 percent, respectively.

Equity in the earnings of the Tucson newspaper partnership for 2001 decreased 22.2 percent to $17.5 million from $22.5 million in the prior year. The decrease primarily reflected weak demand in retail and classified advertising, particularly help wanted, and the impact of the extra week of operating income in the prior year.

Operating Income

For 2001 the Company reported operating income of $43.4 million compared to $60.4 million in 2000. The decrease in operating income for 2001 primarily reflected the decline in comparable advertising revenues, higher employee benefit costs and incremental goodwill amortization related to the Company's increased interest in the results of operations of the *Post-Dispatch.*

Non-Operating Items

Interest income for 2001 decreased to $7.6 million from $19.0 million in 2000. The decrease primarily reflected the lower average balance of invested funds in 2001 due to the cash outflows of $41.0 million in connection with the PNI Acquisitions and the purchase of newspaper routes, and $686.0 million in 2000 (partially offset by $306.0 million of long-term debt proceeds), in connection with the Newspaper Transactions, the purchase of additional newspaper routes, and the repurchase of capital stock. In addition, lower average interest rates also contributed to the decline in 2001 interest income.

The Company reported interest expense of $24.6 million in 2001 compared to $16.5 million in 2000. Interest expense for 2001 reflected a full twelve-month period for which the $306.0 million PD LLC borrowing was outstanding compared with eight months in 2000. See Note 8 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K.

The Company reported a loss on marketable securities and investments of $3.8 million in 2001 compared with a loss of $2.2 million in 2000. The losses in both years resulted from an adjustment to the carrying value of several non-operating investments, partially offset by realized gains on the sale of marketable securities, as well as limited partnership gains.

The Company reported its equity in the losses of a joint venture investment of $1.2 million in 2001 compared with $1.7 million in the prior year.

The effective income tax rate from continuing operations for 2001 was 37.9 percent compared with a rate of 39.8 percent in 2000. The lower effective tax rate in 2001 primarily resulted from lower state income taxes.

Income from Continuing Operations

For 2001 the Company reported net income from continuing operations of $12.3 million, or $0.58 per diluted share, compared to $34.6 million, or $1.59 per diluted share, in 2000. The decline in 2001 net income from continuing operations primarily reflected weak advertising demand, lower interest income and higher interest expense in 2001. In addition, results were affected by the impact of intangible amortization from the

Venture (as defined below) and the Journals Acquisition that closed in the second and third quarters, respectively, of the prior year.

Discontinued Operations

The Company reported a loss from discontinued operations of $1.6 million, or $0.08 per diluted share, in 2001 compared with income of $0.3 million, or $0.01 per diluted share, in the prior year. Discontinued operations in both years include the operating results of properties sold during 2001 (newspapers located in Troy, Ohio, and Petaluma, California and the St. Louis ISP business). In addition, the 2001 amount also includes the net after-tax loss of $1.2 million from the sale of these properties. The loss in the 2001 amount primarily reflected the loss from the sale of these properties and the impact of only a partial year of operating results (through the dates of sale) in 2001.

Liquidity and Capital Resources

As of December 31, 2002, the Company had a balance of unrestricted cash and marketable securities of $194.4 million compared with an unrestricted cash balance of $193.7 million as of December 31, 2001.

At both December 31, 2002, and December 31, 2001, the Company had $306.0 million of outstanding debt pursuant to a loan agreement between PD LLC and a group of institutional lenders led by Prudential Capital Group (the "Loan"). The aggregate principal amount of the Loan is payable on April 28, 2009, and bears interest at an annual rate of 8.05 percent.

In December 2001 the Company entered into an interest rate swap contract to convert $50.0 million of the Company's fixed rate cost to a variable rate. In May 2002 the Company entered into a second interest rate swap contract to convert an additional $100.0 million of the Company's fixed rate cost to a variable rate. As executed, these interest rate swaps had notional amounts of $50.0 million and $100.0 million with maturities on April 28, 2009 and floating interest rates that re-priced semiannually. In October 2002 the Company terminated interest rate swap contracts totaling $75.0 million in exchange for a cash payment of $5.0 million. The remaining $75.0 million interest rate swap is designated as a fair-value hedge. The Company continues to employ the shortcut method on the remaining interest rate swap. The Company will initially recognize the $5.0 million cash receipt as an increase in other deferred liabilities with subsequent, ratable amortization as a reduction of interest expense over the remaining life of the original interest rate swap. As of December 31, 2002, approximately 24.5 percent of the Company's long-term interest cost was subject to variable interest rates compared to approximately 16.3 percent at the end of 2001.

The agreements with respect to the Loan (the "Loan Agreements") contain certain covenants and conditions including the maintenance of cash flow and various other financial ratios, minimum net worth requirements and limitations on the incurrence of other debt. In addition, the Loan Agreements and the PD LLC Operating Agreement (the "Operating Agreement") require that PD LLC maintain a minimum reserve balance consisting of cash and investments in U.S. government securities, totaling approximately $39.8 million as of December 31, 2002. The Loan Agreements and the Operating Agreement provide for a $3.75 million quarterly increase in the minimum reserve balance through May 1, 2010, when the amount will total $150.0 million.

The Company spent approximately $25.1 million on land, buildings and equipment in 2002. As of December 31, 2002, the Company had remaining capital commitments for buildings and equipment replacements of approximately $4.5 million. In addition, as of December 31, 2002, the Company had a capital contribution commitment of up to $9.1 million related to a limited partnership investment.

In order to build a stronger, more direct relationship with the readers of the *Post-Dispatch* and increase circulation, PD LLC has purchased a number of distribution businesses from independent carriers and dealers over the past four years, and it may continue to purchase additional distribution businesses from time to time in the future. As of December 31, 2002, PD LLC owned circulation routes covering approximately 68.0 percent of the *Post-Dispatch's* home delivery distribution in the newspaper's designated market.

The Company's Board of Directors previously authorized the repurchase of up to $100.0 million of the Company's outstanding capital stock. The Company's repurchase program provides for the purchase of both common and Class B common shares in either the open market or in privately negotiated transactions. As of December 31, 2002, the Company had repurchased under this authority 1,000,000 shares of Class B common stock and 532,126 shares of common stock for a combined purchase price of $62.1 million, leaving $37.9 million in remaining share repurchase authority.

The Company generally expects to generate sufficient cash from operations to cover capital expenditures, working capital requirements, stock repurchases, and dividend payments. Operating cash flows are dependent upon, among other things, the continued acceptance of newspaper advertising at current or increased levels and the availability and pricing of raw materials, principally newsprint.

Cash Flows — 2002 Compared to 2001

Continuing Operations

Cash from operations is the Company's primary source of liquidity. Cash provided from operating activities for 2002 was $98.2 million compared to $66.0 million in 2001. The increase was due to higher income from continuing operations and accelerated tax deductions that lowered taxable income (and deferred the payment of certain tax liabilities). The accelerated tax deductions related primarily to acquisition amortization, contributions to health and welfare trusts, and the payment of employee deferred compensation balances in the current year. These sources of cash were partially offset by current pension plan and health and welfare trust contributions and increased newsprint inventory balances.

Cash required for investing activities during 2002 was $200.4 million compared to $51.2 million generated in 2001. The increased use of cash was due to the Company's expenditure of $111.9 million, net, for the purchase of marketable securities in 2002. In 2001 the Company generated $126.1 million, net, from the sale of marketable securities. In addition, the Company made discretionary contributions of $28.1 million to fund long-term retirement obligations. Capital expenditures increased by $11.3 million in 2002 to $25.1 million due principally to increased expenditures related to the Company's expansion of its St. Louis production facility. In addition, the Company paid $9.7 million of acquisition payable costs related to the 1996 purchase of Scripps League Newspapers, which is now part of PNI. These reductions in cash flows from investing activities were partially offset by a $32.0 million decrease in cash used for acquisitions and reduced investments in limited partnerships in 2002 versus 2001.

Cash required for financing activities during 2002 was $10.0 million compared to $12.0 million used in 2001. The reduction in cash used was principally due to increased proceeds from the exercise of employee stock options and increased contributions to the Company's employee stock purchase plans, partially offset by increased dividend payments.

Discontinued Operations

The Company reported no discontinued operations in 2002. In 2001 cash from operating activities of discontinued operations was $1.5 million, reflecting the net results of the operations of the Company's newspapers in Troy, Ohio and Petaluma, California, and the Company's ISP operations.

Cash from investing activities of discontinued operations was $19.5 million for 2001, reflecting proceeds from the sale of the of the Company's newspapers in Troy, Ohio, and Petaluma, California, and the Company's ISP operations, less the cash used for capital expenditures for these properties.

Cash Flows — 2001 Compared to 2000

Continuing Operations

Cash provided from operating activities for 2001 was $66.0 million compared to $98.4 million in 2000. The decrease was due principally to lower income from continuing operations resulting from reduced operating revenue associated with the slow-down in economic activity during 2001, and the timing and receipt of income tax refunds that increased income tax receivable.

Cash generated from investing activities during 2001 was $51.2 million compared to $392.1 million used in 2000. The increase in cash from investing activities resulted from a $644.6 million reduction in cash used for acquisitions in 2001 compared to 2000 and reduced investments in limited partnerships. These increases resulting from decreased acquisition activity were partially offset by decreased receipts from the sale of marketable securities (the Company generated $126.1 million, net, from the sale of marketable securities in 2001 compared to $321.3 million, net, from the sale of marketable securities in 2000). In addition, 2001 capital expenditures increased by $5.2 million to $13.9 million compared to $8.6 million in 2000.

Cash required for financing activities during 2001 was $12.0 million compared to $253.1 million generated in 2000. The reduction in cash from financing activities was due to the Company not issuing any long-term debt in 2001. In 2000 the Company generated $306.0 million from the issuance of long-term debt in connection with the Venture (see Note 8). The 2000 issuance of long-term debt was partially offset by the purchase of $40.1 million in outstanding Class B common stock. Purchases of treasury stock totaled approximately $0.1 million in 2001 compared to $40.2 million in 2000.

Discontinued Operations

Cash from operating activities of discontinued operations totaled $1.5 million in 2001 compared to $2.0 million in 2000, reflecting the net results of the operations of the Company's newspapers in Troy, Ohio, and Petaluma, California, and the Company's ISP operations.

Cash from investing activities of discontinued operations was $19.5 million for 2001, reflecting proceeds from the sale of the Company's newspapers in Troy, Ohio and Petaluma, California, and the Company's ISP operations, less the cash used for capital expenditures for these properties. Cash used in investing activities of discontinued operations was $0.1 million for 2000, reflecting cash used for capital expenditures for these properties.

Merger Agreement Indemnification

Pursuant to the Merger Agreement, the Company is obligated to indemnify Hearst-Argyle against losses related to: (i) on an after-tax basis, certain tax liabilities, including (A) any transfer tax liability attributable to the Spin-off, (B) with certain exceptions, any tax liability of Old Pulitzer or any subsidiary of Old Pulitzer attributable to any tax period (or portion thereof) ending on or before the closing date of the Merger, including tax liabilities resulting from the Spin-off, and (C) any tax liability of the Company or any subsidiary of the Company; (ii) liabilities and obligations under any employee benefit plans not assumed by Hearst-Argyle, and (iii) certain other matters as set forth in the Merger Agreement.

In October 2001 the IRS formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999, be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off.

Because the Company disagrees with the IRS' position and, in fact, believes that Old Pulitzer did not realize any taxable gain in connection with the Spin-off, the Company has contested the IRS' proposed increase in a formal written protest filed with the Appeals Office of the IRS in January 2002. While there can be no assurance that the Company will completely prevail in its position, it believes that the IRS' position is not supported by the facts or applicable legal authorities and intends to vigorously contest the IRS' determination. It thus has not accrued any liability in connection with this matter. If the IRS were completely successful in its proposed adjustment, the Company's indemnification obligation would be approximately $29.3 million, plus applicable interest. Any tax indemnification payment would be recorded as an adjustment to additional paid-in capital.

Potential Income Tax Refund

On August 30, 2002, the Company, on behalf of Old Pulitzer, filed with the IRS amended federal corporate income tax returns for the years ended December 1997 and 1998 and March 1999 in which refunds of tax in the aggregate amount of approximately $8.1 million, plus interest, were claimed. These refund claims were based on the Company's contention that Old Pulitzer was entitled to deduct certain fees and expenses which it had not previously deducted and which Old Pulitzer had incurred in connection with its investigation of several strategic alternatives and potential transactions prior to its decision to proceed with the Broadcast Transaction in March 1999. Under the Merger Agreement, the Company is entitled to any amounts recovered from the IRS as a result of these refund claims, although there can be no assurance that the IRS will approve all or any portion of these refund claims. Pending IRS review, no receivable has been recognized in connection with these refund claims and any funds received for income tax refunds would be recorded as an adjustment to additional paid-in-capital.

Provision for Income Taxes

The Company has incurred capital losses that exceed capital gains available during prescribed carry-back periods by approximately $6.6 million. The Company expects to generate capital gains of at least this amount during prescribed carry-forward periods. Accordingly, the Company has recognized the tax benefit of approximately $2.4 million associated with these capital losses.

PD LLC Operating Agreement

On May 1, 2000, the Company and The Herald Company, Inc. ("Herald") completed the transfer of their respective interests in the assets and operations of the *Post-Dispatch* and certain related businesses to a new joint venture (the "Venture"), known as PD LLC. The Company controls and manages PD LLC. Under the terms of the operating agreement governing PD LLC (the "Operating Agreement"), the Company holds a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Herald's 5 percent interest is reported as "Minority Interest in Net Earnings of Subsidiary" in the consolidated statements of income for 2002, 2001 and 2000. Under the terms of the Operating Agreement, Herald received on May 1, 2000, a cash distribution of $306.0 million from PD LLC. This distribution was financed by the $306.0 million Loan. The Company's entry into the Venture was treated as a purchase for accounting purposes.

During the first 10 years of its term, PD LLC is restricted from making distributions (except under specified circumstances), capital expenditures and member loan repayments unless it has set aside out of its cash flow a reserve equal to the product of $15.0 million and the number of years since May 1, 2000, but not in excess of $150.0 million (the "Reserve"). PD LLC is not required to maintain the Reserve after May 1, 2010. On May 1, 2010, Herald will have a one-time right to require PD LLC to redeem Herald's interest in PD LLC, together with Herald's interest, if any, in DS LLC. The redemption price for Herald's interest will be determined pursuant to a formula yielding an amount which will result in the present value to May 1, 2000 of the after-tax cash flows to Herald (based on certain assumptions) from PD LLC, including the initial distribution and the special distribution described below, if any, and from DS LLC, being equal to $275.0 million. Should Herald exercise its option, payment of this redemption price is expected to be made out of available cash resources (including the Reserve) or new debt offerings. In the event that PD LLC has an increase in the tax basis of its assets as a result of Herald's recognizing taxable income from certain transactions effected under the agreement governing the contributions of the Company and Herald to

PD LLC and the Operating Agreement or from the transactions effected in connection with the organization of DS LLC, Herald generally will be entitled to receive a special distribution from PD LLC in an amount that corresponds approximately to the present value after-tax benefit to the members of PD LLC of the tax basis increase. Upon the termination of PD LLC and DS LLC, which will be on May 1, 2015 (unless Herald exercises the redemption right described above), Herald will be entitled to the liquidation value of its interest in PD LLC and DS LLC. The Company may purchase Herald's interest at that time for an amount equal to what Herald would be entitled to receive on liquidation of PD LLC and DS LLC. That amount will be equal to the amount of Herald's capital accounts, after allocating the gain or loss that would result from a cash sale of PD LLC's and DS LLC's assets for their fair market value at that time. Herald's share of such gain or loss generally will be 5 percent, but will be reduced (but not below 1 percent) to the extent that the present value to May 1, 2000 of the after-tax cash flows to Herald from PD LLC and from DS LLC, including the initial distribution, the special distribution described above, if any, and the liquidation amount (based on certain assumptions), exceeds $325.0 million.

New Accounting Pronouncements

In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS No. 141") and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet certain criteria. The statement applies to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the results of operations, financial position or liquidity of the Company.

In 2002 the Company adopted SFAS No. 142, which requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill and other indefinite-lived intangible assets should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to their carrying amount.

SFAS No. 142, among other things, eliminates the amortization of goodwill and certain identified intangible assets. The Company tests intangible assets, including goodwill, that are not subject to amortization for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using a two step impairment assessment. The first step of the impairment test identifies potential impairment and compares the fair value with its carrying amount, including goodwill. The Company evaluates impairment at each of its St. Louis, PNI, and Tucson reporting units. If the fair value exceeds the carrying amount, goodwill is not considered impaired, and the second step of the impairment test is not necessary. If the carrying amount exceeds its fair value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In accordance with the provisions of SFAS No. 142, the Company conducted the first step of impairment tests as of the beginning of its 2002 fiscal year. The Company assessed the fair value by considering each reporting unit's expected future cash flows, recent purchase prices paid for entities within its industry, and the Company's market capitalization. The Company's discounted cash flow evaluation utilizes a discount rate that corresponds to the Company's weighted average cost of capital. Given consideration of these factors, the Company concluded that the fair value of each reporting unit exceeded the carrying amounts of its net assets and, accordingly, no impairment loss was recognized. An annual impairment test was subsequently performed and indicated the fair value exceeded the carrying amount of goodwill. Subsequent impairments, if any, would be classified as an operating expense.

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141 also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria will qualify for recording on the balance sheet and will be amortized in the income statement. Such intangible assets will be subject to a periodic impairment test based on estimated fair value. In January 2002 in accord with the provisions of SFAS No. 142, the Company reclassified the net carrying value of certain intangible assets in the amount of $41 million to goodwill. Refer to Note 5 for more information on the Company's goodwill and other acquired intangible assets.

In 2001 the Company early adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. In accordance with the provisions of SFAS No. 144, the operations and related gains and losses on properties sold in 2001 have been presented as discontinued operations in the accompanying consolidated statements of income.

On April 30, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS 145"), to update, clarify and simplify certain existing pronouncements. The adoption of SFAS 145 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In June 2002 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146") which requires that a liability for a cost associated with exit or disposal activities be recognized and measured initially at fair value in the period in which the liability is incurred. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In November 2002, FASB issued Financial Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of the guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002 and have been implemented herein. The Company will adopt the measurement provisions of FIN 45 as required in 2003 and does not expect a material impact on its consolidated financial position.

In January 2003, FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 provides guidance surrounding consolidation based on controlling financial interest and provides new quantitative guidelines to various variable interest entities as defined in the statement. The interpretation applies immediately to variable interest entities created after January 31, 2003, and in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities acquired before February 1, 2003. Although the Company has not finalized its analysis of FIN No. 46, the Company does not believe it will be required to consolidate or disclose any information related to variable interest entities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary raw material used in the Company's operations is newsprint, representing 11.9 percent to 16.0 percent of operating expenses over the last five years. For 2002, the Company consumed approximately 102,000 metric tonnes of newsprint, including its 50 percent share related to the operations of TNI Partners. Based on the Company's current level of newspaper operations, expected annual newsprint consumption for 2003 is estimated to be in the range of 104,000 metric tonnes. Historically, newsprint has been subject to significant price fluctuations from year to year, unrelated in many cases to general economic conditions. In the last five years, the Company's average annual cost per metric tonne of newsprint has varied from its peak price by approximately 28.0 percent. For every one-dollar change in the Company's average annual cost per metric tonne of newsprint, pre-tax income would change by approximately $104,000, assuming annual newsprint consumption of 104,000 metric tonnes. The Company attempts to obtain the best price available by combining newsprint purchases for its different newspaper locations with those of other newspaper companies. The Company considers its relationship with newsprint producers to be good. The Company has not entered into derivative contracts for newsprint.

At December 31, 2002, the Company had $306.0 million of outstanding debt pursuant to the Loan. The Loan bears interest at a fixed annual rate of 8.05 percent. Consequently, if held to maturity, the Loan will not expose the Company to market risks associated with general fluctuations in interest rates.

At December 31, 2002, the Company was a party to an interest rate swap contract to convert a portion of the Company's fixed rate debt to a variable rate. The interest rate swap has a $75.0 million notional amount and matures on April 28, 2009. Under the terms of the agreement, the Company pays interest at a variable rate based upon LIBOR plus 2.5975 percent and receives interest at a fixed rate of 8.05 percent. The floating interest rate re-prices semiannually. The impact of the swap results in approximately 24.5 percent of the Company's long-term debt being subject to variable interest rates.

As of December 31, 2002, the fair value of the interest rate swap represented an unrealized gain of $7.0 million, which is offset by an unrealized loss of $7.0 million on the related portion of the Company's long-term debt.

Changes in market interest rates may cause the Company to incur higher net interest expense. For example, for every 1.0 percent increase in variable interest rates beyond 8.05 percent, the Company would incur approximately $0.8 million in additional annual interest expense.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of Pulitzer Inc. and Subsidiaries are filed as part of this Annual Report on Form 10-K. Supplementary unaudited data with respect to the quarterly results of operations of the Company are set forth in the Notes to Consolidated Financial Statements.

PULITZER INC. AND SUBSIDIARIES

Independent Auditors' Report

Consolidated Statements of Income for each of the Three Years in the Period Ended December 31, 2002

Consolidated Statements of Financial Position at December 31, 2002, and December 31, 2001

Consolidated Statements of Stockholders' Equity for each of the Three Years in the Period Ended December 31, 2002

Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2002

Notes to Consolidated Financial Statements for each of the Three Years in the Period Ended December 31, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Pulitzer Inc.:

We have audited the accompanying consolidated statements of financial position of Pulitzer Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/s/ DELOITTE & TOUCHE LLP

Saint Louis, Missouri
February 12, 2003

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except earnings per share)		
OPERATING REVENUES — NET:			
Advertising:			
Retail	$120,994	$118,189	$110,289
National	26,706	26,049	23,216
Classified	121,809	130,048	133,043
Total	269,509	274,286	266,548
Preprints	56,060	47,679	42,388
Total advertising	325,569	321,965	308,936
Circulation	80,751	81,200	80,517
Other	9,640	10,341	7,706
Total operating revenues	415,960	413,506	397,159
OPERATING EXPENSES:			
Payroll and other personnel expense	181,361	175,743	157,224
Newsprint expense	42,152	56,372	55,539
St. Louis Agency adjustment			9,363
Depreciation	14,286	14,330	12,916
Amortization	4,433	26,178	19,069
Other expenses	108,587	114,996	105,145
Total operating expenses	350,819	387,619	359,256
Equity in earnings of Tucson newspaper partnership (Note 3)	17,744	17,504	22,487
Operating income	82,885	43,391	60,390
Interest income	4,235	7,573	19,017
Interest expense	(20,593)	(24,609)	(16,537)
Net loss on marketable securities and investments	(7,772)	(3,849)	(2,197)
Equity in losses of joint venture investment		(1,156)	(1,728)
Net other expense	(87)	(204)	(109)
INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	58,668	21,146	58,836
PROVISION FOR INCOME TAXES (Note 11)	22,371	8,021	23,389
MINORITY INTEREST IN NET EARNINGS OF SUBSIDIARY (Note 3)	1,598	839	849
INCOME FROM CONTINUING OPERATIONS	34,699	12,286	34,598
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX (Note 4)		(1,624)	304
NET INCOME	$ 34,699	$ 10,662	$ 34,902
BASIC EARNINGS PER SHARE OF STOCK (Note 14):			
Income from continuing operations	$ 1.63	$ 0.58	$ 1.59
Income (loss) from discontinued operations	0.00	(0.08)	0.01
Earnings per share	$ 1.63	$ 0.50	$ 1.60
Weighted average number of shares outstanding	21,279	21,192	21,757
DILUTED EARNINGS PER SHARE OF STOCK (Note 14):			
Income from continuing operations	$ 1.62	$ 0.58	$ 1.59
Income (loss) from discontinued operations	0.00	(0.08)	0.01
Earnings per share	$ 1.62	$ 0.50	$ 1.60
Weighted average number of shares outstanding	21,447	21,364	21,786

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2002	December 31, 2001
	(In thousands)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 81,517	$ 193,739
Marketable securities (Note 7)	112,877	
Trade accounts receivable (less allowance for doubtful accounts of $4,004 and $6,024)	53,771	52,033
Inventory	6,165	5,124
Income taxes receivable		6,339
Prepaid expenses and other	11,020	15,301
Total current assets	265,350	272,536
PROPERTIES:		
Land	9,275	7,741
Buildings	66,932	54,451
Machinery and equipment	152,727	145,461
Construction in progress	6,142	5,620
Total	235,076	213,273
Less accumulated depreciation	117,074	105,973
Properties — net	118,002	107,300
INTANGIBLE AND OTHER ASSETS:		
Intangible assets — net of amortization (Note 5)	835,929	830,839
Restricted cash and investments (Note 7 and 8)	39,810	24,810
Other	28,155	53,278
Total intangible and other assets	903,894	908,927
TOTAL	$1,287,246	$1,288,763

(Continued)

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2002	December 31, 2001
	(In thousands)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$ 9,419	$ 10,761
Salaries, wages and commissions	15,708	13,825
Interest payable	3,893	4,399
Pension obligations (Note 9)	1,959	4,678
Acquisition payable		9,707
Other	8,823	8,164
Total current liabilities	39,802	51,534
LONG-TERM DEBT	306,000	306,000
PENSION OBLIGATIONS (Note 9)	36,085	28,132
POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT OBLIGATIONS (Note 10)	67,992	89,656
OTHER LONG-TERM LIABILITIES	22,149	16,224
COMMITMENTS AND CONTINGENCIES (Note 15)		
STOCKHOLDERS' EQUITY (Note 12):		
Preferred stock, $.01 par value; authorized — 100,000,000 shares in 2002 and 2001; issued and outstanding — none		
Common stock, $.01 par value; authorized — 100,000,000 shares in 2002 and 2001; issued — 9,498,045 in 2002 and 9,679,738 in 2001	95	97
Class B common stock, convertible, $.01 par value; authorized — 100,000,000 shares in 2002 and 2001; issued — 11,835,242 in 2002 and 13,059,077 in 2001	118	131
Additional paid-in capital	374,937	430,647
Retained earnings	450,653	430,840
Accumulated other comprehensive loss	(10,363)	(2,482)
Total	815,440	859,233
Unamortized restricted stock grant	(208)	(20)
Treasury stock — at cost; 330 and 529,004 shares of common stock in 2002 and 2001, respectively, and 0 and 1,000,000 shares of Class B common stock in 2002 and 2001	(14)	(61,996)
Total stockholders' equity	815,218	797,217
TOTAL	$1,287,246	$1,288,763

(Concluded)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unamortized Restricted Stock Grant	Total Stock-holders' Equity
				(In thousands)				
Balances at January 1, 2000	$85	$141	$425,451	$413,676	$ (4,196)	$(21,706)	$(251)	$813,200
Comprehensive income:								
Net income				34,902				34,902
Other comprehensive income (loss), net of tax:								
Minimum pension liability adjustment					(118)			(118)
Unrealized gain on marketable securities					3,946			3,946
Comprehensive income								38,730
Issuance of common stock grants			451					451
Common stock options exercised			300					300
Conversion of Class B common stock to common stock	8	(8)						
Common stock issued under Employee Stock Purchase Plan	1		997					998
Tax benefit from stock options exercised			15					15
Cash dividends declared $0.64 per share of common and Class B common				(13,998)				(13,998)
Amortization of Restricted Stock							151	151
Purchase of treasury stock						(40,246)		(40,246)
Balances at December 31, 2000	94	133	427,214	434,580	(368)	(61,952)	(100)	799,601
Comprehensive income:								
Net income				10,662				10,662
Other comprehensive income (loss), net of tax:								
Minimum pension liability adjustment					(2,343)			(2,343)
Unrealized gain on marketable securities					229			229
Comprehensive income								8,548
Issuance of common stock grants			767					767
Common stock options exercised	1		1,787					1,788
Conversion of Class B common stock to common stock	2	(2)						
Common stock issued under Employee Stock Purchase Plan			658					658
Tax benefit from stock options exercised			221					221
Cash dividends declared $0.68 per Share of common and Class B common				(14,402)				(14,402)
Amortization of Restricted Stock							80	80
Purchase of treasury stock						(44)		(44)
Balances at December 31, 2001	97	131	430,647	430,840	(2,482)	(61,996)	(20)	797,217
Comprehensive income:								
Net income				34,699				34,699
Other comprehensive income (loss), net of tax:								
Minimum pension liability adjustment					(8,206)			(8,206)
Unrealized gain on marketable securities					325			325
Comprehensive income								26,818
Issuance of common stock grants			841					841
Common stock options exercised	1		4,090					4,091
Conversion of Class B common stock to common stock	2	(2)						
Common stock issued under Employee Stock Purchase Plan			904					904
Tax benefit from stock options exercised			328					328
Cash dividends declared $0.70 per Share of common and Class B common				(14,886)				(14,886)
Restricted Stock Grant			250				(250)	
Amortization of Restricted Stock							62	62
Retirement of Treasury Stock	(5)	(11)	(62,123)			62,139		
Purchase of treasury stock						(157)		(157)
Balances at December 31, 2002	$95	$118	$374,937	$450,653	$(10,363)	$ (14)	$(208)	$815,218

(Continued)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Class B Common Stock	
	Issued	Held in Treasury	Issued	Held in Treasury
	(In thousands)			
Share Activity:				
Balances at January 1, 2000	8,513	(527)	14,132	—
Issuance of common stock grants	2			
Common stock options exercised	8			
Conversion of Class B common stock to common stock	866		(866)	
Common stock issued under Employee Stock Purchase Plan	26			
Purchase of treasury stock		(1)		(1,000)
Balances at December 31, 2000	9,415	(528)	13,266	(1,000)
Common stock options exercised	44			
Conversion of Class B common stock to common stock	207		(207)	
Common stock issued under Employee Stock Purchase Plan	14			
Purchase of treasury stock		(1)		
Balances at December 31, 2001	9,680	(529)	13,059	(1,000)
Common stock options exercised	100			
Conversion of Class B common stock to common stock	224		(224)	
Common stock issued under Employee Stock Purchase Plans	20			
Restricted Stock Grant	6			
Retirement of treasury stock	(532)	532	(1,000)	1,000
Purchase of treasury stock		(3)		
Balances at December 31, 2002	9,498	—	11,835	—

(Concluded)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
		(in thousands)	
CONTINUING OPERATIONS			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 34,699	$ 12,286	$ 34,598
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	14,286	14,330	12,916
Amortization	4,433	26,178	19,069
Deferred income taxes	23,256	8,361	5,488
(Gain)/Loss on sale of assets	(1,100)	(602)	3,918
Equity in losses of joint venture investment		1,156	1,728
Changes in assets and liabilities (net of the effects of the purchase of properties) which provided (used) cash:			
Trade accounts receivable	(1,738)	969	(1,762)
Inventory	(1,041)	209	1,165
Other assets	13,156	(948)	746
Trade accounts payable and other liabilities	5,206	8,832	3,899
Income taxes receivable/payable	7,065	(4,722)	16,667
NET CASH FROM OPERATING ACTIVITIES	98,222	66,049	98,432
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(25,124)	(13,856)	(8,608)
Purchases of newspaper properties and routes, net of cash acquired	(9,114)	(41,130)	(685,759)
Acquisition payable	(9,707)		
Purchases of marketable securities	(218,118)	(19,824)	(93,220)
Sales of marketable securities	106,256	145,968	414,523
Investment in joint ventures and limited partnerships	(1,692)	(4,778)	(9,384)
Increase in restricted cash and investments	(15,000)	(15,000)	(9,810)
Discretionary funding of retirement obligations	(28,097)		
Decrease (increase) in notes receivable	200	(170)	180
NET CASH FROM INVESTING ACTIVITIES	(200,396)	51,210	(392,078)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt			306,000
Dividends paid	(14,886)	(14,402)	(13,998)
Proceeds from exercise of stock options	4,091	1,788	300
Proceeds from employee stock purchase plan	904	658	998
Purchase of treasury stock	(157)	(44)	(40,246)
NET CASH FROM FINANCING ACTIVITIES	(10,048)	(12,000)	253,054
CASH FROM CONTINUING OPERATIONS	(112,222)	105,259	(40,592)

(Continued)

PULITZER INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
DISCONTINUED OPERATIONS			
Operating activities		1,532	1,976
Investing activities:			
Capital expenditures		(15)	(114)
Sale of properties		19,516	0
CASH FROM DISCONTINUED OPERATIONS		21,033	1,862
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(112,222)	126,292	(38,730)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	193,739	67,447	106,177
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 81,517	$193,739	$ 67,447
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the year for:			
Interest paid	$ 21,586	$ 24,634	$ 12,113
Interest received	(3,605)	(9,161)	(23,323)
Income taxes	2,003	3,914	20,059
Income tax refunds	(9,897)	(2,896)	(18,049)
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of restricted stock grants	(250)		
Retirement of treasury stock	(62,139)		

(Concluded)

See accompanying notes to consolidated financial statements.

PULITZER INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. BASIS OF PRESENTATION

The consolidated financial statements reflect the results of Pulitzer Inc. (the "Company") and subsidiaries' newspaper publishing and new-media operations located in 14 United States markets.

The Company is engaged in newspaper publishing and related new-media businesses. Its newspaper operations include operations in St. Louis, Missouri, where the Company publishes the *St. Louis Post-Dispatch* (the *"Post-Dispatch"*) and the Suburban Journals, and operates STL Distribution Services, and in Tucson, Arizona, where the Company publishes the *Arizona Daily Star* (the *"Star"*). In Tucson, the Company shares, on an equal basis, the combined results of the *Star* and the *Tucson Citizen* (the *"Citizen"*), published by Gannett Co., Inc. ("Gannett").

The Company's wholly owned subsidiary, Pulitzer Newspapers, Inc. ("PNI"), publishes 12 dailies that serve markets in the Midwest, Southwest and West, as well as a number of weekly and bi-weekly publications (the "PNI Group"). In January of 2000, the PNI Group acquired, in an asset purchase, its largest newspaper, *The Pantagraph,* that serves the central Illinois cities of Bloomington and Normal. The PNI Group's 12 daily newspapers have a combined average daily circulation of approximately 188,000 for 2002.

The Company was capitalized on March 18, 1999 with approximately $550.0 million in cash and all the other assets of Pulitzer Publishing Company ("Old Pulitzer") (other than broadcasting assets) as a result of the Spin-off (as defined below) and is now operating the principal newspaper publishing and related new-media businesses formerly operated by Old Pulitzer and certain other newspapers acquired since the Broadcast Transaction (as defined below). The Company was organized as a corporation in 1998 and, prior to the Spin-off, was a wholly owned subsidiary of Old Pulitzer. Prior to the Broadcast Transaction, Old Pulitzer was engaged in newspaper publishing and television and radio broadcasting.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Old Pulitzer, the Company and Hearst-Argyle Television, Inc. ("Hearst-Argyle") on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly-owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiary companies, all of which are wholly-owned except for the Company's 95 percent interest in the results of operations of the St. Louis Post-Dispatch LLC and STL Distribution Services LLC ("DS LLC"), a distribution company serving the St. Louis market (see Note 3). All significant intercompany transactions have been eliminated from the consolidated financial statements.

Revenue Recognition — Advertising revenue is recognized when ads are published. Circulation revenue is recognized when the newspaper is delivered to the customer. Other revenue is recognized when the product or service has been delivered.

Fiscal Year — The Company's fiscal year ends on the last Sunday of the calendar year. For 2002, the Company's fiscal year began on December 31, 2001 and ended on December 29, 2002. In 2002 and 2001 the fourth quarter was 13 weeks and the year was 52 weeks. In 2000 the fourth quarter was 14 weeks and the year

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

was 53 weeks. For ease of presentation, the Company has presented December 31 as the year-end for each of the last three fiscal years.

Cash Equivalents — For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities — Marketable securities consist of fixed income securities, including, but not limited to, debt securities issued by the U.S. government and related agencies, municipal securities, corporate securities and various asset-backed securities. Marketable securities are recorded at fair value with unrealized gains and losses reported, net of tax, as a component of other comprehensive income. The basis of cost used in determining realized gains and losses is specific identification. The fair value of all securities is determined by quoted market prices. All of the Company's marketable securities represent "available-for-sale" securities as defined by the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115.

Accounts receivable — The Company evaluates its allowances for uncollectable trade accounts receivable based on customers' credit history, payment trends, and other economic factors.

Inventory Valuation — Inventory, which consists primarily of newsprint, is stated at the lower of cost or market. In the first quarter of fiscal 2002, the Company changed its method of determining the cost of newsprint inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. The Company believes that the FIFO method better measures the current value of such inventories and provides a more appropriate matching of revenues and expenses. The effect of this change was immaterial to the consolidated financial results of the prior reporting periods of the Company and, therefore, did not require retroactive restatement of the results for those periods. Ink and other miscellaneous supplies are expensed as purchased.

Property and Depreciation — Property is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. The Company depreciates buildings over 15 to 35 years and all other property over lives ranging from 3 to 15 years.

Intangible Assets Other Than Goodwill — Intangible assets other than goodwill are amortized over lives ranging from 4 to 23 years. In addition, the intangible asset relating to the Company's additional minimum pension liability under SFAS No. 87 is adjusted annually, as necessary, when a new determination of the amount of the additional minimum pension liability is made.

Long-Lived Assets — The Company considers the possible impairment of its properties and intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management periodically evaluates the recoverability of long-lived assets by reviewing the current and projected cash flows of each of its properties. If a permanent impairment were deemed to exist, any write-down would be charged to operations. For the periods presented, there has been no impairment.

Employee Benefit Plans — The Company and its subsidiaries have several noncontributory defined benefit pension plans covering a significant portion of their employees. Benefits under the plans are generally based on salary and years of service. The Company's liability and related expense for benefits under the plans are recorded over the service period of active employees based upon annual actuarial calculations. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of domestic and foreign corporate equity securities, government and corporate bonds, and cash.

The Company provides retiree medical and life insurance benefits under varying postretirement plans at several of its operating locations. In addition, the Company provides postemployment disability benefits to certain former employee groups prior to retirement at the *Post-Dispatch*. The Company's liability and related

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

expense for benefits under the postretirement plans are recorded over the service period of active employees based upon annual actuarial calculations. The Company accrues postemployment disability benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

Income Taxes — Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been included in either the financial statements or tax returns of the Company. Under this asset and liability approach, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities by applying expected tax rates applicable to future years in which the differences are expected to reverse.

Stock-Based Compensation Plans — The Company applies the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations to account for its employee stock option plans. As a consequence, compensation expense is not recorded by the Company for the issuance of stock options or for shares purchased under the employee stock purchase plans.

Earnings Per Share of Stock — Basic earnings per share of stock is computed using the weighted average number of common and Class B common shares outstanding during the applicable period. Diluted earnings per share of stock is computed using the weighted average number of common and Class B common shares outstanding and common stock equivalents (see Note 14).

Segment Information — The Company aggregates its combined St. Louis operations and PNI. operating segments into one reportable segment, publishing.

Derivative Instruments and Hedging Activities — In June 1998 the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which after being amended by SFAS Nos. 137 and 138, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. The Company recorded no transition adjustment upon adoption of SFAS No. 133 on January 1, 2001.

In December 2001, the Company entered into an interest rate swap contract to convert $50.0 million of the Company's fixed rate cost to a variable rate. In May 2002, the Company entered into a second interest rate swap contract to convert an additional $100.0 million of the Company's fixed rate cost to a variable rate. As executed, the interest rate swaps had respective $50.0 million and $100.0 million notional amounts with maturities on April 28, 2009, and the floating interest rates that re-price semi-annually.

In October 2002 the Company terminated interest rate swap contracts totaling $75.0 million in exchange for a cash payment of $5.0 million. The remaining $75.0 million interest rate swap is designated as a fair-value hedge. The Company continues to employ the shortcut method on the remaining interest rate swap. The Company will initially recognize the $5.0 million cash receipt, representing the increased fair value of the long-term debt at the date of the swap termination, as an increase in long-term liabilities with subsequent, ratable amortization as a reduction of interest expense over the remaining life of the original interest rate swap. As of December 31, 2002, approximately 24.5 percent of the Company's long-term interest cost is subject to variable interest rates.

New Accounting Pronouncements — In July 2001 FASB issued SFAS No. 141, *Business Combinations* ("SFAS No. 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet certain criteria. The statement applies to all business

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material impact on the consolidated results of operations, financial position or liquidity of the Company.

In 2002 the Company adopted SFAS No. 142, which requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill and other indefinite-lived intangible assets should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to their carrying amount.

SFAS No. 142, among other things, eliminates the amortization of goodwill and certain identified intangible assets. The Company tests intangible assets, including goodwill, that are not subject to amortization for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using a two step impairment assessment. The first step of the impairment test identifies potential impairment and compares the fair value with its carrying amount, including goodwill. The Company evaluates impairment at each of its St. Louis, PNI, and Tucson reporting units. If the fair value exceeds the carrying amount, goodwill is not considered impaired, and the second step of the impairment test is not necessary. If the carrying amount exceeds its fair value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In accordance with the provisions of SFAS No. 142, the Company conducted the first step of impairment tests as of the beginning of its 2002 fiscal year. The Company assessed the fair value by considering each reporting unit's expected future cash flows, recent purchase prices paid for entities within its industry, and the Company's market capitalization. The Company's discounted cash flow evaluation utilizes a discount rate that corresponds to the Company's weighted average cost of capital. Given consideration of these factors, the Company concluded that the fair value of each reporting unit exceeded the carrying amounts of its net assets and, accordingly, no impairment loss was recognized. An annual impairment test was subsequently performed and indicated that the fair value exceeded the carrying amount of goodwill. Subsequent impairments, if any, would be classified as an operating expense.

Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141 also became effective. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. Intangible assets that meet certain criteria will qualify for recording on the balance sheet and will be amortized in the income statement. Such intangible assets will be subject to a periodic impairment test based on estimated fair value. At the beginning of the Company's 2002 fiscal year, in accordance with the provisions of SFAS No. 142, the Company reclassified the net carrying value of certain intangible assets in the amount of $41.0 million to goodwill (See Note 5).

In 2001 the Company early adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. In accordance with the provisions of SFAS No. 144, the operations and related gains and losses on properties sold in 2001 have been presented as discontinued operations in the accompanying consolidated statements of income.

In June 2002 FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which requires that a liability for a cost associated with exit or disposal activities be recognized and measured initially at fair value in the period in which the liability is incurred. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The Company believes that the adoption of SFAS 146 will not have a material impact on the Company's consolidated financial condition or results of operations.

In November 2002 FASB issued Financial Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of the guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31,2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002, and have been implemented herein. The Company will adopt the measurement provisions of FIN 45 as required in 2003 and does not expect a material impact on the consolidated financial statements.

In January 2003, FASB issued FIN No. 46, *Consolidation of Variable Interest Entities.* FIN No. 46 provides guidance surrounding consolidation based on controlling financial interest and provides new quantitative guidelines to various variable interest entities as defined in the statement. The interpretation applies immediately to variable interest entities created after January 31, 2003, and in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities acquired before February 1, 2003. Although the Company has not finalized its analysis of FIN No. 46, the Company does not believe it will be required to consolidate or disclose any information related to variable interest entities.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates

Reclassifications — Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform to the 2002 presentation.

3. AGENCY AGREEMENTS

On May 1, 2000, the Company and The Herald Company, Inc. ("Herald") completed the transfer of their respective interests in the assets and operations of the *Post-Dispatch* and certain related businesses to a new joint venture (the "Venture"), known as PD LLC. The Company controls and manages PD LLC. Under the terms of the operating agreement governing PD LLC (the "Operating Agreement"), the Company holds a 95 percent interest in the results of operations of PD LLC and Herald holds a 5 percent interest. Herald's 5 percent interest is reported as "Minority Interest in Net Earnings of Subsidiary" in the consolidated statements of income for 2002, 2001, and 2000. Under the terms of the Operating Agreement, Herald received on May 1, 2000 a cash distribution of $306.0 million from PD LLC. This distribution was financed by a $306.0 million borrowing by PD LLC ("Loan"). The Company's entry into the Venture was treated as a purchase for accounting purposes.

During the first ten years of its term, PD LLC is restricted from making distributions (except under specified circumstances), capital expenditures and member loan repayments unless it has set aside out of its cash flow a reserve equal to the product of $15.0 million and the number of years since May 1, 2000, but not in excess of $150.0 million (the "Reserve"). PD LLC is not required to maintain the Reserve after May 1, 2010. On May 1, 2010, Herald will have a one-time right to require PD LLC to redeem Herald's interest in PD LLC, together with Herald's interest, if any, in another limited liability company in which the Company is the managing member and which is engaged in the business of delivering publications and products in the greater St. Louis metropolitan area ("DS LLC"). The redemption price for Herald's interest will be determined pursuant to a formula yielding an amount which will result in the present value to May 1, 2000 of the after-tax cash flows to Herald (based on certain assumptions) from PD LLC, including the initial distribution and the special distribution described below, if any, and from DS LLC, being equal to $275.0 million. Should Herald exercise its option, payment of this redemption price is expected to be made out of available cash resources (including the Reserve) or new debt offerings. In the event that PD LLC has an

3. AGENCY AGREEMENTS — Continued

increase in the tax basis of its assets as a result of Herald's recognizing taxable income from certain transactions effected under the agreement governing the contributions of the Company and Herald to PD LLC and the Operating Agreement or from the transactions effected in connection with the organization of DS LLC, Herald generally will be entitled to receive a special distribution from PD LLC in an amount that corresponds, approximately, to the present value after-tax benefit to the members of PD LLC of the tax basis increase. Upon the termination of PD LLC and DS LLC, which will be on May 1, 2015 (unless Herald exercises the redemption right described above), Herald will be entitled to the liquidation value of its interest in PD LLC and DS LLC. The Company may purchase Herald's interest at that time for an amount equal to what Herald would be entitled to receive on liquidation of PD LLC and DS LLC. That amount will be equal to the amount of Herald's capital accounts, after allocating the gain or loss that would result from a cash sale of PD LLC's and DS LLC's assets for their fair market value at that time. Herald's share of such gain or loss generally will be 5 percent, but will be reduced (but not below 1 percent) to the extent that the present value to May 1, 2000 of the after-tax cash flows to Herald from PD LLC and from DS LLC, including the initial distribution, the special distribution described above, if any, and the liquidation amount (based on certain assumptions), exceeds $325.0 million.

Prior to May 1, 2000, the operations of the *Post-Dispatch* and certain related businesses, referred to as the "St. Louis Agency", were governed by the St. Louis Agency Agreement dated March 1, 1961, as amended, between the Company and Herald. Under that agreement, the Company and Herald generally shared the operating profits and losses, as well as capital expenditures, on a 50-50 basis. For operations prior to May 1, 2000, Herald's 50 percent share of the St. Louis Agency profit is reported as an operating expense under the caption "St. Louis Agency adjustment" in the accompanying consolidated statements of income.

In Tucson, Arizona, a separate partnership, TNI Partners, ("TNI"), acting as agent for the *Star* and the *Citizen,* is responsible for printing, delivery, advertising, and circulation of the *Star* and the *Citizen.* TNI collects all of the receipts and income relating to the *Star* and the *Citizen* and pays all operating expenses incident to the partnership's operations and publication of the newspapers. Each newspaper is solely responsible for its own news and editorial content. Net income or net loss of TNI is allocated equally to the *Star* and the *Citizen.* The Company's 50 percent share of TNI's operating results is presented as a single component of operating income in the accompanying consolidated statements of income.

Summarized financial information for TNI is as follows:

	Year Ended December 31,	
	2002	2001
	(In thousands)	
Current assets	$17,102	$15,188
Current liabilities	$ 8,582	$ 8,917
Partners' equity	$ 8,520	$ 6,271

	Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
Operating revenues	$104,703	$106,368	$121,150
Operating income	$ 35,488	$ 35,008	$ 44,974
Company's share of operating income before depreciation, amortization, and general and administrative expense(1)	$ 17,744	$ 17,504	$ 22,487

3. AGENCY AGREEMENTS — Continued

(1) The Company's share of *Star* depreciation, amortization, and general and administrative expenses are reported as operating expenses on the Company's consolidated statements of income. In aggregate, these amounts totaled $2.3 million per year for 2002 and 2001, and $2.5 million for 2000.

4. DISCONTINUED OPERATIONS

The Company did not sell any newspaper operations or other businesses in 2002 and, as a result, did not report any gains or losses from discontinued operations during 2002. In 2001 the Company recorded a net loss of $1.6 million related to the operation and sale of its newspapers located in Troy, Ohio, and Petaluma, California, and the operation and sale of its St. Louis Internet Access Provider (ISP) business (the "Sale Transactions"). The operating results and related gain or loss on the sale of these properties in 2001 along with their operating results for 2000 have been presented as discontinued operations in the accompanying consolidated statements of income.

The net income/(loss) from discontinued operations, without allocation of any general corporate expense, is reflected in the consolidated statements of income as "Income (Loss) from Discontinued Operations, Net of Tax" and is summarized as follows:

	Year Ended December 31,	
	2001	2000
	(In thousands)	
Operating revenues	$ 2,466	$10,382
Operating expenses	3,211	9,863
Operating income (loss)	(745)	519
Interest expense	0	9
Loss on sale of assets	2,671	0
Income (loss) before income taxes	(3,416)	510
Income tax provision (benefit)	(1,792)	206
Net income (loss)	$ (1,624)	$ 304

5. GOODWILL AND OTHER INTANGIBLE ASSETS

On December 31, 2001, the Company adopted SFAS No. 142 and the transition provisions of SFAS No. 141, as discussed in more detail in Note 2. As a result, the Company ceased amortizing goodwill and reclassified the December 31, 2001, carrying value of certain intangible assets to goodwill. Changes in the carrying amounts of goodwill and intangible assets for the Company for the twelve months ended December 31, 2002, were as follows:

	Goodwill	Intangible Assets
	(In thousands)	
Balance at December 31, 2001	$747,571	$ 83,268
Intangible assets reclassified to goodwill	41,034	(41,034)
Additions during the period	9,114	404
Amortization expense	0	(4,428)
Balance at December 31, 2002	$797,719	$ 38,210

5. GOODWILL AND OTHER INTANGIBLE ASSETS — Continued

As required by SFAS No. 142, the results for the prior year's fourth quarter and full year have not been restated. The reconciliation of reported net income and EPS to adjusted net income for the quarter and full year ended December 31, 2001 and 2000, was as follows:

	Year Ended December 31,	
	2001	2000
	(In thousands, except share data)	
Reported net income	$10,662	$34,902
Add back: goodwill amortization	13,680	11,250
Add back: intangible asset amortization reclassed to goodwill	1,033	289
Adjusted net income	$25,375	$46,441
Basic EPS:		
Reported net income per share	$ 0.50	$ 1.60
Add back: goodwill amortization	0.65	0.52
Add back: intangible asset amortization reclassed to goodwill	0.05	0.01
Adjusted net income per basic share	$ 1.20	$ 2.13
Diluted EPS:		
Reported net income per share	$ 0.50	$ 1.60
Add back: goodwill amortization	0.64	0.52
Add back: intangible asset amortization reclassed to goodwill	0.05	0.01
Adjusted net income per diluted share	$ 1.19	$ 2.13

Other intangible assets at December 31, 2002, and December 31, 2001 were as follows:

	Cost	Accumulated Amortization	Net Cost
		(In thousands)	
December 31, 2002			
Other intangible assets:			
Advertising base	$ 31,816	$ 5,928	$25,888
Subscriber lists	22,024	11,387	10,637
Long-term pension asset	996		996
Non-compete agreements and other	5,088	4,399	689
Total other intangible assets	$ 59,924	$21,714	$38,210
December 31, 2001			
Other intangible assets:			
Advertising base	31,816	4,416	27,400
Subscriber lists	22,024	8,762	13,262
Long-term pension asset	592		592
Non-compete agreements and other	46,122	4,108	42,014
Total other intangible assets	$100,554	$17,286	$83,268

Pretax amortization expense of other intangible assets for the year ended December 31, 2002, was $4.4 million, and over the next five years is estimated to be: $4.4 million per year for 2003 and 2004, $4.3 million for 2005, $4.1 million for 2006 and $2.2 million for 2007.

6. ACQUISITION AND DISPOSITION OF PROPERTIES

In 2002 the Company acquired businesses, principally those focused on distribution operations in St. Louis, totaling $9.1 million. In 2001, the Company recorded a net loss of $1.6 million related to the operation and sale of its newspapers located in Troy, Ohio, and Petaluma, California, and the operation and sale of its St. Louis Internet Access Provider (ISP) business (the "Sale Transactions"). These amounts are included in 2001 net income on a separate line, "Loss from Discontinued Operations, Net of Tax."

On January 31, 2001, the Company, through its PNI and its wholly owned subsidiaries (collectively, the "PNI Group"), acquired, in an asset purchase, *The Lompoc Record,* a daily newspaper located in Lompoc, California. In addition, during 2001, the PNI Group acquired several weekly newspapers (in separate transactions) that complement its daily newspapers in several markets. These acquisitions are collectively referred to as the "PNI Acquisitions." In 2001 the Company also acquired several distribution businesses in St. Louis.

On August 10, 2000, the Company acquired the assets of the Suburban Newspapers of Greater St. Louis, LLC and the stock of The Ladue News, Inc. (collectively the "Suburban Journals") for approximately $172.0 million, excluding acquisition costs and a separate payment for working capital of approximately $7.0 million (the "Journals Acquisition"). The Suburban Journals are a group of weekly papers and various niche publications that serve the greater St. Louis, Missouri metropolitan area. The Company funded this acquisition with internal cash generated from the sale of a portion of its marketable securities investments.

On January 11, 2000, the Company, through PNI Group, acquired in an asset purchase *The Pantagraph,* a daily and Sunday newspaper that serves the central Illinois cities of Bloomington and Normal, and a group of seven community newspapers known as the Illinois Valley Press, from The Chronicle Publishing Company of San Francisco for an aggregate of $180.0 million, excluding acquisition costs (*"The Pantagraph* Acquisition"). The Company funded this acquisition with internal cash generated from the sale of a portion of its marketable securities investments. In 2000, the Company also acquired several distribution businesses in St. Louis.

In connection with *The Pantagraph* Acquisition, the Venture (See Note 3) and the Journals Acquisition (collectively, the "Newspaper Transactions"), the Company recorded goodwill of approximately $616.0 million.

Pro forma results for the 2002 and 2001 acquisitions have not been provided because the impact is not significant to the Company's consolidated results of operations or financial position.

7. MARKETABLE SECURITIES

Investments classified as available-for-sale securities at December 31, 2002 consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Debt securities issued by the U.S. Government and agencies	$115,472	$417		$115,889
Corporate securities	19,415	99	(3)	19,511
Asset-backed and mortgage-backed securities	7,971	6		7,977
Total investments(1)	$142,858	$522	$(3)	$143,377

(1) Fair value of investments includes $112.9 million and $30.5 million reported as marketable securities and restricted cash and investments, respectively, on the Company's Consolidated Statements of Financial Position at December 31, 2002.

7. MARKETABLE SECURITIES — Continued

For the year ended December 31, 2002, proceeds from sales of marketable securities were $106.3 million, resulting in gross realized gains and losses of $1.1 million and $38 thousand, respectively. In addition, net unrealized gains of $0.3 million, after tax, are included in other comprehensive income for the year ended December 31, 2002.

As of December 31, 2001, the Company had no investments classified as available-for-sale securities. For the year ended December 31, 2001, proceeds from the sale of marketable securities were $146.0 million resulting in gross realized gains and losses of $1.2 million and $0.6 million, respectively. In addition, net unrealized gains of $0.2 million, after tax, are included in other comprehensive income for the year ended December 31, 2001.

The amortization cost and fair value of available-for-sale securities as of December 31, 2002, by contractual maturity, are shown in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Asset-backed and mortgage-backed securities are not included in the maturity categories in the following maturity summary, as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without any penalties.

	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 70,071	$ 70,100
Due after one year through five years	62,784	63,268
Due after five years through ten years	2,032	2,032
Asset-backed and mortgage-backed securities	7,971	7,977
Total investments	$142,858	$143,377

8. FINANCING ARRANGEMENTS

In connection with the Venture (see Note 3), on May 1, 2000, PD LLC borrowed $306.0 million (the "Loan") from a group of institutional lenders (the "Lenders") led by Prudential Capital Group, a division of The Prudential Insurance Company of America. The aggregate principal amount of the Loan is payable on April 28, 2009 and bears interest at an annual rate of 8.05 percent. The Loan is guaranteed by the Company pursuant to a Guaranty Agreement dated May 1, 2000 ("Guaranty Agreement") with the Lenders. In turn, pursuant to an Indemnity Agreement dated May 1, 2000 ("Indemnity Agreement") between Herald and the Company, Herald agreed to indemnify the Company for any payments that the Company may make under the Guaranty Agreement.

The terms of the Loan contain certain covenants and conditions including the maintenance of cash flow and various other financial ratios, minimum net worth requirements and limitations on the incurrence of other debt. In addition, the Loan agreement and the Operating Agreement require that PD LLC maintain a minimum reserve balance, consisting of cash and investments in U.S. government securities, totaling approximately $39.8 million as of December 31, 2002. The Loan agreement and the Operating Agreement provide for a $3.75 million quarterly increase in the minimum reserve balance through May 1, 2010, when the amount will total $150.0 million.

In December 2001, the Company entered into an interest rate swap contract to convert $50.0 million of the Company's fixed rate cost to a variable rate. In May 2002, the Company entered into a second interest rate swap contract to convert an additional $100.0 million of the Company's fixed rate cost to a variable rate. As

8. FINANCING ARRANGEMENTS — Continued

executed, the interest rate swaps had respective $50.0 million and $100.0 million notional amounts with maturities on April 28, 2009, and the floating interest rates that re-price semi-annually.

In October 2002 the Company terminated interest rate swap contracts totaling $75.0 million in exchange for a cash payment of $5.0 million. The remaining $75.0 million interest rate swap is designated as a fair-value hedge. The Company continues to employ the shortcut method on the remaining interest rate swap. The Company will initially recognize the $5.0 million cash receipt, representing the increased fair value of the long-term debt at the date of the swap termination, as an increase in long-term liabilities with subsequent, ratable amortization as a reduction of interest expense over the remaining life of the original interest rate swap. As of December 31, 2002, approximately 24.5 percent of the Company's long-term interest cost is subject to variable interest rates.

As of December 31, 2002, the fair value of the interest rate swap represented an unrealized gain of $7.0 million which was offset by an unrealized loss of $7.0 million on the related portion of the long-term debt.

9. PENSION PLANS

The pension cost components for the Company's pension plans are as follows:

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Service cost for benefits earned during the year	$ 4,228	$ 3,775	$ 3,275
Interest cost on projected benefit obligation	9,127	9,043	8,792
Expected return on plan assets	(10,379)	(10,003)	(10,118)
Amortization of prior service cost	284	284	284
Amortization of transition obligation	318	181	181
Amortization of (gain)/loss	25	(494)	(1,756)
Cost for special termination benefits	127	380	761
Net periodic pension cost	$ 3,730	$ 3,166	$ 1,419

	Dec. 31 2002	Dec. 31 2001
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$135,103	$125,993
Service cost	4,228	3,775
Interest cost	9,127	9,043
Actuarial loss	7,556	2,457
Benefits paid	(8,917)	(6,545)
Special termination benefits	127	380
Benefit obligation at end of year	147,224	135,103
Change in plan assets:		
Fair value of plan assets at beginning of year	100,260	114,625
Actual loss on plan assets	(4,572)	(9,686)
Employer contributions	11,427	1,866
Benefits paid	(8,917)	(6,545)
Fair value of plan assets at end of year	98,198	100,260

9. PENSION PLANS — Continued

	Dec. 31 2002	Dec. 31 2001
	(In thousands)	
Funded status — benefit obligation in excess of plan assets	49,026	34,843
Unrecognized net actuarial loss	(27,842)	(4,927)
Unrecognized prior service cost	(1,115)	(1,400)
Unrecognized transition obligation	(55)	(373)
Net amount recognized	$ 20,014	$ 28,143
Amounts recognized in the Statement of Financial Position consist of:		
Accrued benefit liability	$ 38,044	$ 32,810
Intangible asset (Note 5)	(996)	(592)
Accumulated other comprehensive income	(17,034)	(4,075)
Net amount recognized	$ 20,014	$ 28,143

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $147.2 million, $136.1 million and $98.2 million, respectively, at December 31, 2002, and were $135.1 million, $127.6 million and $100.3 million, respectively, at December 31, 2001.

The projected benefit obligation was determined using assumed discount rates of 6.5, 7.0 and 7.5 percent at year-end 2002, 2001 and 2000, respectively. The expected long-term rate of return on plan assets was 8.5 percent, 9.0 percent and 8.5 percent for 2002, 2001 and 2000, respectively. For those plans that pay benefits based on final compensation levels, the actuarial assumptions for overall annual rate of increase in future salary levels was 3.75 percent, 4.0 percent and 5.0 percent for 2002, 2001 and 2000, respectively.

Certain of the Company's employees participate in multi-employer retirement plans sponsored by their respective unions. Amounts charged to operations, representing the Company's required contributions to these plans in 2002, 2001 and 2000, were approximately $0.8 million, $0.9 million and $1.0 million, respectively. These amounts have been recognized as an operating expense.

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees. Contributions by the Company amounted to approximately $2.1 million for 2002 and 2001 and $1.9 million for 2000.

10. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The net periodic postretirement benefit cost components for the Company's postretirement plans are as follows:

	Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
Service cost for benefits earned during the year	$ 2,006	$ 1,732	$ 1,213
Interest cost on projected benefit obligation	6,292	6,380	5,117
Amortization of prior service cost	(1,143)	(1,143)	(1,143)
Amortization of net gain	360	360	(884)
Net periodic postretirement benefit cost	$ 7,515	$ 7,329	$ 4,303

10. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS — Continued

The Company generally funds its postretirement benefit obligation on a pay-as-you-go basis. For 2002, 2001 and 2000, the Company made payments of $5.9 million, $5.3 million, and $4.6 million, respectively.

	Dec. 31 2002	Dec. 31 2001
	(In thousands)	
Benefit obligation at beginning of year	$ 92,525	$76,276
Service cost	2,006	1,732
Interest cost	6,292	6,380
Actuarial loss	11,473	13,463
Benefits paid	(5,918)	(5,326)
Benefit obligation at end of year	106,378	92,525
Change in Plan Assets:		
Fair value of plan assets at beginning of year	0	0
Actual return on plan assets	472	0
Employer contributions	29,108	5,326
Benefits paid	(5,918)	(5,326)
Fair Value of Plan assets at end of year	23,662	0
Funded status	82,716	92,525
Unrecognized net actuarial loss	(17,544)	(6,902)
Unrecognized prior service cost	(652)	490
Net amount recognized — accrued benefit cost	$ 64,520	$86,113

For 2002 and 2001 measurement purposes, health care cost trend rates of 8.5, 7.5 and 7.0 percent were assumed for indemnity plans, PPO plans and HMO plans, respectively. For 2002, these rates were assumed to decrease gradually to 5.5 percent through the year 2012 and remain at that level thereafter. For 2002 measurement purposes, a 4.0 percent long-term rate of return was assumed on invested fund assets.

Administrative costs related to indemnity plans were assumed to increase at a constant annual rate of 6.0 percent for 2002, 2001 and 2000. The assumed discount rate used in estimating the accumulated postretirement benefit obligation was 6.5, 7.0 and 7.5 percent for 2002, 2001 and 2000, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on reported amounts for 2002:

	Continuing Operations 1-percentage-point	
	Increase	Decrease
	(In thousands)	
Effect on net periodic postretirement benefit cost	$ 1,413	$ (991)
Effect on postretirement benefit obligation	$12,361	$(10,255)

The Company's postemployment benefit obligation, representing certain disability benefits at the *Post-Dispatch,* was $3.5 million at December 31, 2002 and 2001.

11. INCOME TAXES

Provisions for income taxes (benefits) consist of the following for continuing operations:

	Continuing Operations Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
Current:			
Federal	$ (815)	$2,460	$16,875
State and local	(70)	172	1,182
Deferred:			
Federal	21,420	5,037	4,983
State and local	1,836	352	349
Total	$22,371	$8,021	$23,389

Factors causing effective tax rates to differ from the statutory Federal income tax rate were:

	Continuing Operations Year Ended December 31,			Discontinued Operations Year Ended December 31,	
	2002	2001	2000	2001	2000
Statutory rate	35%	35%	35%	(35)%	35%
Amortization of intangibles		8	3	1	3
Book basis goodwill in excess of tax				(14)	
State and local income taxes and other	3	(5)	2	(4)	2
Total	38%	38%	40%	(52)%	40%

The Company's deferred tax assets and liabilities, net, which have been included in other assets or other liabilities in the consolidated statements of financial position, consisted of the following:

	December 31,	
	2002	2001
	(In thousands)	
Deferred tax assets:		
Pensions and employee benefits	$13,822	$15,472
Postretirement benefit costs	24,805	33,232
Other	3,868	2,783
Total	42,495	51,487
Deferred tax liabilities:		
Depreciation	15,115	14,703
Amortization	31,932	22,638
Total	47,047	37,341
Net deferred tax (liability) asset	$(4,552)	$14,146

The Company had no valuation allowance for deferred tax assets as of year-end 2002 and 2001.

12. STOCKHOLDERS' EQUITY

Each share of the Company's common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes on all matters. As of December 31, 2002, holders of outstanding shares of the Company's Class B common stock represented 92.6 percent of the combined voting power of the Company, with holders of the Company's common stock representing the balance of the voting power. As of December 31, 2002, approximately 95.5 percent of the holders of outstanding shares of the Company's Class B common stock representing 88.4 percent of the combined voting power have deposited their shares in a voting trust (the "Voting Trust"). Each share of the Company's Class B common stock is convertible into one share of the Company's common stock at the holder's option subject to the limitations imposed by the Voting Trust on the shares of Class B common stock deposited thereunder. The Voting Trust permits the conversion of the Class B common stock deposited in the Voting Trust into common stock in connection with certain permitted transfers, including, without limitation, sales which are exempt from the registration requirements of the Securities Act of 1933, as amended, sales which meet the volume and manner of sale requirements of Rule 144 promulgated thereunder and sales which are made pursuant to registered public offerings.

The trustees generally hold all voting rights with respect to the shares of Class B common stock subject to the Voting Trust; however, in connection with certain matters, including any proposal for a merger, consolidation, recapitalization or dissolution of the Company or disposition of all or substantially all its assets, the calling of a special meeting of stockholders and the removal of directors, the Trustees may not vote the shares deposited in the Voting Trust except in accordance with written instructions from the holders of the Voting Trust Certificates. The Voting Trust may be terminated with the written consent of holders of two-thirds in interest of all outstanding Voting Trust Certificates. Unless extended or terminated by the parties thereto, the Voting Trust expires on March 18, 2009.

In 2002, 2001, and 2000 the Company declared and paid cash dividends of $0.70, $0.68 and $0.64, respectively, per share of common stock and Class B common stock.

On July 16, 1999, the Company's Board of Directors approved the repurchase of up to $50.0 million of its common stock in the open market. On May 1, 2000, the Company announced that its Board of Directors had authorized the repurchase of an additional $50.0 million of its common stock. During the third quarter of 2000, the Company's Board of Directors amended the Company's repurchase program to provide for both the purchase of Class B shares and the purchase of shares in privately negotiated transactions. On August 16, 2000, the Company purchased 1,000,000 shares of Class B common stock from Michael E. Pulitzer, the Company's Chairman of the Board, for approximately $40.1 million. As of December 31, 2002, the Company had repurchased 1,000,000 shares of Class B common stock and 532,126 shares of common stock for a combined purchase price of approximately $62.1 million, leaving $37.9 million in remaining stock repurchase authority. The repurchased shares have been included in treasury stock of the Company. In 2002, the Company retired 531,796 shares of common stock and 1,000,000 shares of Class B common stock held in treasury stock.

13. COMMON STOCK PLANS

On May 12, 1999, the Company's stockholders approved the adoption of the Pulitzer Inc. 1999 Stock Option Plan (the "Option Plan"). The Option Plan provides for the issuance of stock options to key employees and outside directors for the purchase of up to a maximum of 3,000,000 shares of common stock. Under the Option Plan, options to purchase 3,000 shares of common stock will be automatically granted to each non-employee director on the day following each annual meeting of the Company's stockholders and will vest on the date of the next annual meeting of the Company's stockholders. Total shares available for issue to outside directors under this automatic grant feature are limited to a maximum of 200,000. The issuance of all other options will be administered by a committee of the Board of Directors, subject to the Option Plan's

13. COMMON STOCK PLANS — Continued

terms and conditions. Specifically, for incentive stock option grants, the exercise price per share may not be less than the fair market value of a share of common stock at the date of grant. In addition, exercise periods may not exceed ten years and the minimum vesting period is established at six months from the date of grant. Option awards to an individual employee may not exceed 200,000 shares in a calendar year. In general, employee option grants provide for an exercise term of ten years from the date of grant, and vest in equal installments over a three-year period.

Transactions under the 1999 Stock Option Plan are summarized as follows:

	Shares	Price Range	Weighted Average Price
Common Stock Options:			
Outstanding, January 1, 2000	1,013,309	$39.69–$46.31	$40.03
Granted (weighted average value at grant date of $12.18)	533,500	$37.31–$43.87	$43.60
Canceled	(48,757)	$39.69–$39.88	$39.78
Exercised	(7,544)	$39.69–$39.88	$39.77
Outstanding, December 31, 2000	1,490,508	$37.31–$46.31	$41.31
Granted (weighted average value at grant date of $13.01)	561,857	$43.76–$54.20	$48.92
Canceled	(25,373)	$39.69–$43.87	$42.48
Exercised	(44,510)	$39.69–$43.87	$40.16
Outstanding, December 31, 2001	1,982,482	$37.31–$54.20	$41.31
Granted (weighted average value at grant date of $13.43)	466,324	$42.86–$54.70	$43.41
Canceled	(67,936)	$39.69–$50.45	$45.47
Exercised	(100,607)	$39.69–$50.45	$40.66
Outstanding, December 31, 2002	2,280,263	$37.31–$54.70	$43.53
Exercisable, December 31, 2002	1,340,857	$37.31–$54.20	$42.20
Shares Available for Grant at December 31, 2002	567,076		

On May 12, 1999, the Company's stockholders approved the adoption of the Pulitzer Inc. Key Employees' Restricted Stock Purchase Plan (the "Restricted Plan"). The Restricted Plan provides that an employee may receive, at the discretion of a committee of the Board of Directors, a grant or right to purchase at a particular price, shares of common stock subject to restrictions on transferability. Restricted stock vests in three or four years after the grant date, depending upon which subsidiary the employee works for. A maximum of 500,000 shares of common stock may be granted and purchased by employees under the Restricted Plan. Compensation expense equal to the fair market value of common stock awards on the date of grant is recognized over the vesting period of the grants.

Additionally, under the Key Employee's Restricted Stock Purchase Plan, the Company has granted restricted stock unit awards of 20,533, 28,000, and 25,000 for the years ended December 31, 2002, 2001 and 2000, at a price of $42.86, $48.22, and $44.20, respectively. Compensation is recognized ratably over a three-year vesting period.

13. COMMON STOCK PLANS — Continued

Transactions under the Restricted Plan are summarized as follows:

	Shares	Price Range	Weighted Average Price
Common Stock Grants:			
Outstanding, January 1, 2000	8,170	$39.88-$41.88	$40.40
Granted	1,384	$41.31-$42.88	$42.74
Canceled	(500)	$41.88	$41.88
Outstanding, December 31, 2000	9,054	$39.88-$42.88	$40.68
Canceled	(1,033)	$41.88-$42.88	$41.99
Outstanding, December 31, 2001	8,021	$39.88-$42.88	$40.51
Granted	5,949	$42.03-$42.03	$42.03
Canceled	(660)	$41.88-$42.88	$42.40
Exercised	(6,020)	$39.88-$39.88	$39.88
Outstanding Stock Grants, December 31, 2002	7,290	$41.31-$42.88	$42.10
Outstanding Stock Units, December 31, 2002	98,613	$39.88-$48.22	$43.96
Shares Available for Grant At December 31, 2002	388,077		

As required by SFAS No. 123, Accounting for Stock Based Compensation, the Company has estimated the fair value of its option grants by using the binomial options pricing model with the following assumptions:

	Year Ended December 31,		
	2002	2001	2000
Expected life (years)	7	7	7
Risk-free interest rate	4.5%	5.0%	5.5%
Volatility	27.0%	21.0%	21.1%
Dividend yield	1.5%	1.4%	1.6%

As discussed in Note 2, the Company applies the provisions of APB 25 to account for its stock option plans. If compensation expense for the Company were determined on the estimated fair value of the options granted consistent with SFAS No. 123, the Company's net income and earnings per share would have been as follows:

	Year Ended December 31,		
	2002	2001	2000
	(In thousands, except earnings per share)		
Pro forma net income	$30,112	$6,305	$31,853
Pro forma earnings per share:			
Basic	$ 1.42	$ 0.30	$ 1.46
Diluted	$ 1.40	$ 0.30	$ 1.46

The Company maintains employee stock purchase plans (the "Purchase Plans") that allow eligible employees to authorize payroll deductions for the periodic purchase of the Company's common stock at a price generally equal to 85 percent of the common stock's then fair market value. In general, all employees of the Company and its subsidiaries are eligible to participate in the Purchase Plans following their respective hire dates. Subject to appropriate adjustment for stock splits and other capital changes, the Company may sell

13. COMMON STOCK PLANS — Continued

a total of 600,000 shares of its common stock under the Purchase Plans. Shares sold under the Purchase Plans may be either authorized and unissued or held by the Company in its treasury. The Company sold and issued 19,712, 14,080 and 26,280 shares of common stock under the Purchase Plans for 2002, 2001, and 2000, respectively.

14. EARNINGS PER SHARE

Weighted average shares of common and Class B common stock and common stock equivalents used in the calculation of basic and diluted earnings per share are summarized as follows:

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Weighted average shares outstanding (Basic EPS)	21,279	21,192	21,757
Stock option equivalents	168	172	29
Weighted average shares and equivalents (Diluted EPS)	21,447	21,364	21,786

Stock option equivalents included in the Diluted EPS calculation were determined using the treasury stock method. Under the treasury stock method and SFAS No. 128, *Earnings per Share*, outstanding stock options are dilutive when the average market price of the Company's common stock exceeds the option price during a period. In addition, proceeds from the assumed exercise of dilutive options along with the related tax benefit are assumed to be used to repurchase common shares at the average market price of such stock during the period.

15. COMMITMENTS AND CONTINGENCIES

Capital Commitments

At December 31, 2002, the Company and its subsidiaries had construction and equipment commitments of approximately $4.5 million.

Investment Commitments

At December 31, 2002, the Company had an unfunded capital contribution commitment related to a limited partnership in which it is an investor of up to $9.1 million.

15. COMMITMENTS AND CONTINGENCIES — Continued

Rental Expense and Lease Commitments

Rental expense for 2002, 2001 and 2000 amounted to $2.8 million, $2.5 million and $1.7 million, respectively. Approximate future minimum annual real estate lease payments are as follows:

	(In thousands)
2003	$1,933
2004	914
2005	663
2006	535
2007	317
Later years	762
Total	$5,124

Tax Contingency

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998 (the "Merger Agreement"), by and among Pulitzer Publishing Company ("Old Pulitzer"), the Company and Hearst-Argyle Television, Inc. ("Hearst-Argyle") on March 18, 1999, Hearst-Argyle acquired, through the merger (the "Merger") of Old Pulitzer with and into Hearst-Argyle, Old Pulitzer's television and radio broadcasting operations (collectively, the "Broadcasting Business") in exchange for the issuance to Old Pulitzer's stockholders of 37,096,774 shares of Hearst-Argyle's Series A common stock. Old Pulitzer's Broadcasting Business consisted of nine network-affiliated television stations and five radio stations owned and operated by Pulitzer Broadcasting Company and its wholly owned subsidiaries. Prior to the Merger, Old Pulitzer's newspaper publishing and related new-media businesses were contributed to the Company in a tax-free "spin-off" to Old Pulitzer stockholders (the "Spin-off"). The Merger and Spin-off are collectively referred to as the "Broadcast Transaction."

In October, 2001 the Internal Revenue Service ("IRS") formally proposed that Old Pulitzer's taxable income for the tax year ended March 18, 1999 be increased by approximately $80.4 million based on the assertion that Old Pulitzer was required to recognize a taxable gain in that amount as a result of the Spin-off. The Company is obligated under the Merger Agreement to indemnify Hearst-Argyle against any tax liability attributable to the Spin-off and has the right to control any proceedings relating to the determination of such tax liability.

The Company does not believe that Old Pulitzer realized any taxable gain in connection with the Spin-off and has contested the IRS' proposed increase in a formal written protest filed with the Appeals Office of the IRS in January, 2002 While there can be no assurance that the Company will completely prevail in its position, it believes that the IRS' position is not supported by the facts or applicable legal authorities and intends to vigorously contest the IRS' determination. It thus has not accrued any liability in connection with this matter. If the IRS were completely successful in its proposed adjustment, the Company's indemnification obligation would be approximately $29.3 million, plus applicable interest. Any indemnification payment would be recorded as an adjustment to additional paid-in capital.

On August 30, 2002, the Company, on behalf of Old Pulitzer, filed with the IRS amended federal corporate income tax returns for the years ended December 1997 and 1998 and March 1999 in which refunds of tax in the aggregate amount of approximately $8.1 million, plus interest, were claimed. These refund claims were based on the Company's contention that Old Pulitzer was entitled to deduct certain fees and expenses

15. COMMITMENTS AND CONTINGENCIES — Continued

which it had not previously deducted and which Old Pulitzer had incurred in connection with its investigation of several strategic alternatives and potential transactions prior to its decision to proceed with the Broadcast Transaction in March 1999. Under the Merger Agreement, the Company is entitled to any amounts recovered from the IRS as a result of these refund claims, although there can be no assurance that the IRS will approve all or any portion of these refund claims. Pending IRS review, no receivable has been recognized in connection with these refund claims. Any funds received for income tax refunds would be recorded as an adjustment to additional paid-in-capital.

PD LLC Operating Agreement Contingent Payments

See Note 3 regarding certain obligations of PD LLC and the Company in respect of the Venture.

Legal Contingencies

In February 1998 a group of independent newspaper dealers engaged in the business of reselling the *Post-Dispatch* in vending machines and to retail establishments filed suit against the Company in the Missouri Circuit Court, Twenty-Second Judicial Circuit (St. Louis City). The court has dismissed four of the six counts in the suit. In the remaining counts, the plaintiffs allege that the Company's actions have tortiously interfered with their business expectancy of being able to sell their branches, and constituted malicious trespass on their intangible property by, among other things, allegedly reducing the value of their routes. The plaintiffs seek punitive damages with respect to the tortious interference count and statutory double damages if they should prevail on the malicious trespass count. The plaintiffs cite as harmful acts the Company's purchase of various home delivery routes and branches, the Company's home subscription pricing compared to its single copy pricing, and allegedly more favorable rates, fees and allowances that the Company provides to its carriers and other branch dealers. The Company has filed a motion to dismiss the remaining two counts in the case. The Company has denied any liability, is vigorously defending the suit and believes that it has meritorious defenses, and, therefore, has not accrued a liability in connection with this lawsuit. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial position. However, depending upon the period of resolution, such effects could be material to the consolidated financial results of an individual period.

The Company has been involved, from time to time, in various claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, slander and defamation actions, complaints alleging discrimination, and product distribution practices. While the ultimate outcome of litigation cannot be predicted with certainty, management, based on its understanding of the facts, does not believe the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. However, depending upon the period of resolution, such effects could be material to the consolidated financial results of an individual period.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has estimated the following fair value amounts for its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS — Continued

Cash and Cash Equivalents, Marketable Securities, Accounts Receivable and Accounts Payable — The carrying amounts of these items are a reasonable estimate of their fair value.

Long-Term Debt and Interest Rate Swap — Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for the Company's long-term debt. As of December 31, 2002, the fair-values were:

	Carrying Value	Fair Value
	(In thousands)	
Long-term debt	$313,009	$330,366
Interest rate swap (asset)	(7,009)	(7,009)
Total	$306,000	$323,357

The fair value estimates presented herein are based on pertinent information available to management as of year-end 2002. Although management is not aware of any facts that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ from the amounts presented herein.

17. NEWSPAPER PUBLISHING REVENUES

The Company's consolidated newspaper publishing revenues from continuing operations consist of the following for the years ended:

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Combined St. Louis Operations	$298,543	$299,776	$289,453
Pulitzer Newspapers, Inc.	117,417	113,730	107,706
Total	$415,960	$413,506	$397,159

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the years ended December 31, 2002 and 2001 by quarters are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
		(In thousands, except earnings per share)			
2002					
OPERATING REVENUES — NET	$100,043	$103,997	$103,541	$108,379	$415,960
NET INCOME	$ 6,823	$ 6,973	$ 8,672	$ 12,231	$ 34,699
BASIC EARNINGS PER SHARE OF STOCK (Note 14):	$ 0.32	$ 0.33	$ 0.41	$ 0.57	$ 1.63
DILUTED EARNINGS PER SHARE OF STOCK (Note 14):	$ 0.32	$ 0.32	$ 0.40	$ 0.57	$ 1.62

18. QUARTERLY FINANCIAL DATA (UNAUDITED) — Continued

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
		(In thousands, except earnings per share)			
2001					
OPERATING REVENUES — NET	$101,417	$107,572	$100,204	$104,313	$413,506
INCOME FROM CONTINUING OPERATIONS	4,318	4,066	892	3,010	12,286
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(2,163)	(84)	656	(33)	(1,624)
NET INCOME	$ 2,155	$ 3,982	$ 1,548	$ 2,977	$ 10,662
BASIC EARNINGS PER SHARE OF STOCK (Note 14):					
Continuing operations	$ 0.20	$ 0.19	$ 0.04	$ 0.14	$ 0.58
Discontinued operations	(0.10)	0.00	0.03	0.00	(0.08)
Earnings Per Share	$ 0.10	$ 0.19	$ 0.07	$ 0.14	$ 0.50
DILUTED EARNINGS (LOSS) PER SHARE OF STOCK (Note 14):					
Continuing operations	$ 0.20	$ 0.19	$ 0.04	$ 0.14	$ 0.58
Discontinued operations	(0.10)	0.00	0.03	0.00	(0.08)
Earnings Per Share	$ 0.10	$ 0.19	$ 0.07	$ 0.14	$ 0.50

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.

* * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Pulitzer Inc.:

We have audited the consolidated financial statements of Pulitzer Inc. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated February 12, 2003 (which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of a new accounting principle); such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of Pulitzer Inc. and its subsidiaries, listed in the accompanying index at Item 15(a)2.(ii). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Saint Louis, Missouri
February 12, 2003

PULITZER INC. AND SUBSIDIARIES

Schedule II — Valuation & Qualifying Accounts & Reserves

For The Years Ended December 31, 2002, 2001 & 2000

Description	Balance At Beginning Of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance At End Of Period
			(In thousands)		
Year Ended December 31, 2002					
Valuation Accounts:					
Allowance for Doubtful Accounts	$6,024	$5,206	$ 506(a)	$ 7,732(b)	$4,004
Reserves:					
Accrued (Prepaid) Medical Plan	(207)	5,738		8,561(c)	(3,030)
Workers Compensation	2,592	2,518		2,856	2,254
Year Ended December 31, 2001					
Valuation Accounts:					
Allowance for Doubtful Accounts	$2,587	$6,968	$ 338(a)	$ 3,869(b)	$6,024
Reserves:					
Accrued (Prepaid) Medical Plan	916	3,971		5,094(c)	(207)
Workers Compensation	1,194	3,403		2,005	2,592
Year Ended December 31, 2000					
Valuation Accounts:					
Allowance for Doubtful Accounts Continuing Operations	$2,362	$3,377	$ 336(a)	$ 3,488(b)	$2,587
Reserves:					
Accrued Medical Plan	1,106	4,663		4,853(c)	916
Workers Compensation	1,524	1,531		1,861	1,194

(a) Accounts reinstated, cash recoveries.

(b) Accounts written off

(c) Amount represents:

	2002	2001	2000
Claims paid	$6,291	$4,350	$4,056
Prepaid contributions	1,460	0	0
Service fees	810	744	1,030
Cash refunds	0	0	(233)
	$8,561	$5,094	$4,853

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information set forth under the caption "Management" in the Company's definitive Proxy Statement to be used in connection with the 2003 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement to be used in connection with the 2003 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the caption "Principal Stockholders" in the Company's definitive Proxy Statement to be used in connection with the 2003 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Compensation Committee Interlocks and Insider Participation" in the Company's definitive Proxy Statement to be used in connection with the 2003 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, the Company's management, including the President and Chief Executive Officer and Senior Vice President-Finance, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company's President and Chief Executive Officer and Senior Vice President-Finance concluded that the Company's disclosure controls and procedures are effective in alerting them to material information, on a timely basis, required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company's management carried out its evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) DOCUMENT LIST

1. Financial Statements

The following financial statements are set forth in Part II, Item 8 of this Annual Report.

PULITZER INC. AND SUBSIDIARIES:

(i) Independent Auditors' Report.

(ii) Consolidated Statements of Income for each of the Three Years in the Period Ended December 31, 2002.

(iii) Consolidated Statements of Financial Position at December 31, 2002, and December 31, 2001.

(iv) Consolidated Statements of Stockholders' Equity for each of the Three Years in the Period Ended December 31, 2002.

(v) Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended December 31, 2002.

(vi) Notes to Consolidated Financial Statements for each of the Three Years in the Period Ended December 31, 2002.

2. Supplementary Data and Financial Statement Schedules

(i) Supplementary unaudited data with respect to quarterly results of operations is set forth in Part II, Item 8 of this Annual Report.

(ii) Financial Statement Schedule II - Valuation and Qualifying Accounts and Reserves, and opinion thereon are set forth in Part II, Item 8 of this Annual Report.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits Required by Securities and Exchange Commission Regulation S-K

(a) The following exhibits are filed as part of this Annual Report:

Exhibit No.	
10.5.8	— Amendment, dated January 29, 2003, to the Pulitzer Inc. Supplemental Executive Benefit Pension Plan.
10.39.1	— Amendment 2002-1 of the Pulitzer Inc. Annual Incentive Plan.
10.42	— Robert C. Woodworth Restricted Stock Unit Award dated as of December 11, 2002.
10.43	— Robert C. Woodworth Restricted Stock Unit Award dated as of February 21, 2003.
10.44	— Form of Stock Option Award for Robert C. Woodworth and Alan G. Silverglat dated as of February 21, 2003.
21	— Subsidiaries of Registrant.
22	— Independent Auditors' Consent.
24	— Power of Attorney.
99.1	— Certification by Robert C. Woodworth, President and Chief Executive Officer of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 29, 2002.
99.2	— Certification by Alan G. Silverglat, Senior Vice President-Finance of Pulitzer Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with Pulitzer Inc.'s Annual Report on Form 10-K for the year ended December 29, 2002.

(b) The following exhibits are incorporated herein by reference:

Exhibit No.	
3.1	— Restated Certificate of Incorporation of Pulitzer Inc. (viii)
3.2	— Amended and Restated By-laws of Pulitzer Inc. (xv)

Exhibit No.	
4.1	— Form of Pulitzer Inc. Common Stock Certificate. (viii)
9.1	— Pulitzer Inc. Voting Trust Agreement, dated as of March 18, 1999, between the holders of voting trust certificates and Michael E. Pulitzer, Emily Rauh Pulitzer, Ronald H. Ridgway, Cole C. Campbell, David E. Moore and Robert C. Woodworth. (ix)
10.1	— Agreement, dated March 1, 1961, effective January 1, 1961, between The Pulitzer Publishing Company, a Missouri corporation, and the Globe-Democrat Publishing Company, as amended on September 4, 1975, April 12, 1979 and December 22, 1983. (viii)
10.2.1	— Amended and Restated Joint Operating Agreement, dated December 22, 1988, between Star Publishing Company and Citizen Publishing Company. (viii)
10.2.2	— Partnership Agreement, dated December 22, 1988, between Star Publishing Company and Citizen Publishing Company. (viii)
10.3.1	— Amendment, dated September 16, 1997, to Pulitzer Retirement Savings Plan.(v)
10.3.2	— Amendment, dated January 28, 1997, to Pulitzer Retirement Savings Plan.(iv)
10.3.3	— Amendment, dated October 30, 1996, to Pulitzer Retirement Savings Plan.(iv)
10.3.4	— Amendment, dated July 31, 1996, to Pulitzer Retirement Savings Plan.(iv)
10.3.5	— Amendment, dated October 25, 1995, to Pulitzer Retirement Savings Plan.(iv)
10.3.6	— Amendment, dated October 25, 1995, to Pulitzer Retirement Savings Plan.(ii)
10.3.7	— Amendment, dated January 24, 1995, to Pulitzer Retirement Savings Plan.(i)
10.3.8	— Amended and Restated Pulitzer Retirement Savings Plan.(i)
10.4.1	— Amendment, dated October 25, 1995, to Pulitzer Publishing Company Pension Plan.(iv)
10.4.2	— Amended and Restated Pulitzer Publishing Company Pension Plan.(i)
10.5.1	— Amendment, dated October 29, 1997, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.2	— Amendment, dated June 23, 1992, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.3	— Amendment, dated January 1, 1992, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.4	— Amendment, dated January 18, 1990, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.5	— Amendment, dated October 26, 1989, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.6	— Amendment, dated November 6, 1987, to Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan. (viii)
10.5.7	— Pulitzer Publishing Company Supplemental Executive Benefit Pension Plan dated March 18, 1986. (viii)
10.6	— Employment Agreement, dated October 1, 1986, between the Pulitzer Publishing Company and Joseph Pulitzer, Jr. (viii)
10.7	— Stock Purchase Agreement by and among Pulitzer Publishing Company and Mr. Edward W. Scripps, Mrs. Betty Knight Scripps, and the Edward W. Scripps and Betty Knight Scripps Charitable Remainder Unitrust dated as of May 4, 1996.(iii)
10.8	— Split Dollar Life Insurance Agreement, dated December 27, 1996, between Pulitzer Publishing Company and Richard A. Palmer, Trustee of the Michael E. Pulitzer 1996 Life Insurance Trust.(iv)

Exhibit No.		
10.9	—	Split Dollar Life Insurance Agreement, dated December 31, 1996, between Pulitzer Publishing Company and Rebecca H. Penniman and Nicholas G. Penniman V, Trustees of the Nicholas G. Penniman IV Irrevocable 1996 Trust.(iv)
10.10	—	Amended and Restated Agreement and Plan of Merger by and among Pulitzer Publishing Company, Pulitzer Inc. and Hearst-Argyle Television, Inc., dated as of May 25, 1998.(vi)
10.11	—	Contribution and Assumption Agreements, dated as of March 18, 1999 by and between Pulitzer Publishing Company and Pulitzer Inc. (ix)
10.12	—	Letter Agreement, dated May 25, 1998, by and among Pulitzer Publishing Company, Pulitzer Inc. and Hearst-Argyle Television, Inc. (viii)
10.13	—	Letter Agreement, dated March 18, 1999, between Pulitzer Inc. and Emily Rauh Pulitzer. (ix)
10.14	—	Letter Agreement, dated March 18, 1999, between Pulitzer Inc. and David E. Moore. (ix)
10.15	—	Pulitzer Inc. Registration Rights Agreement. (ix)
10.16	—	Pulitzer Inc. 1999 Key Employees' Restricted Stock Purchase Plan. (viii)
10.17	—	Pulitzer Inc. 1999 Stock Option Plan. (viii)
10.18	—	Pulitzer Inc. 1999 Employee Stock Purchase Plan. (viii)
10.19	—	Employment Agreement, dated December 18, 1998, between Pulitzer Inc. and Robert C. Woodworth. (vii)
10.20	—	Employment Agreement, dated August 26, 1998 between Pulitzer Inc. and Terrance C.Z. Egger. (viii)
10.21	—	Employment and Consulting Agreement, dated as of June 1, 1999, between Pulitzer Inc. and Michael E. Pulitzer. (x)
10.22	—	Employment Agreement, dated as of June 1, 1999, between Pulitzer Inc. and Ronald H. Ridgway. (x)
10.23	—	Split Dollar Life Insurance Agreement, dated as of June 16, 1999, by and among Pulitzer Inc. and James E. Elkins and Diana K. Walsh. (x)
10.24	—	Split Dollar Life Insurance Agreement, dated as of June 24, 1999, by and among Pulitzer Inc. and Tansy K. Ridgway and Brian H. Ridgway. (x)
10.25	—	Asset Purchase Agreement, as of October 4, 1999, by and between The Chronicle Publishing Company and Pulitzer Inc. (x)
10.26	—	Joint Venture Agreement, dated as of May 1, 2000, among Pulitzer Inc., Pulitzer Technologies, Inc., The Herald Company, Inc. and St. Louis Post-Dispatch LLC. (xi)
10.27	—	Operating Agreement of St. Louis Post-Dispatch LLC, dated as of May 1, 2000. (xi)
10.28	—	Indemnity Agreement, dated as of May 1, 2000, between The Herald Company, Inc. and Pulitzer Inc. (xi)
10.29	—	St. Louis Post-Dispatch LLC Note Agreement, dated as of May 1, 2000. (xii)
10.30	—	Pulitzer Inc. Guaranty Agreement, dated as of May 1, 2000. (xii)
10.31	—	License Agreement, dated as of May 1, 2000, by and between Pulitzer Inc. and St. Louis Post-Dispatch LLC. (xii)
10.32	—	Non-Confidentiality Agreement, dated as of May 1, 2000. (xii)
10.33	—	Asset Sale and Purchase Agreement among Journal Register Company, Journal Register East, Inc., Suburban Newspapers of Greater St. Louis, LLC, Journal Company, Inc. and Pulitzer Inc. and SLSJ LLC dated as of June 24, 2000. (xiii)
10.34	—	Pulitzer Inc. Deferred Compensation Plan. (xiv)
10.35	—	Pulitzer Inc. 2000 Stock Purchase Plan, as Amended and Restated. (xiv)

Exhibit No.

10.36	— Robert C. Woodworth Restricted Stock Unit Award dated December 11, 2000. (xiv)
10.37	— Amendment No. 1 dated as of June 1, 2001, to Operating Agreement of St. Louis Post-Dispatch LLC, dated May 1, 2000. (vx)
10.38	— Pulitzer Inc. Executive Transition Plan. (xvi)
10.39	— Pulitzer Inc. Annual Incentive Compensation Plan. (xvi)
10.40	— Robert C. Woodworth Restricted Stock Unit Award dated as of December 6, 2001 (xvii)
10.41	— Split Dollar Life Insurance Agreement Dated as of January 24, 2002, by and among Pulitzer, Inc. and Robert C Woodworth (xvii)

(i) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

(ii) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(iii) Incorporated by reference to Pulitzer Publishing Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996.

(iv) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(v) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(vi) Incorporated by reference to Pulitzer Publishing Company's Current Report on Form 8-K filed on January 22, 1999.

(vii) Incorporated by reference to Pulitzer Publishing Company's Registration Statement (File No. 333-69701) on Form S-3.

(viii) Incorporated by reference to Pulitzer Inc.'s Report on Form 10 (File No. 1-14541), as amended.

(ix) Incorporated by reference to Pulitzer Publishing Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(x) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(xi) Incorporated by reference to Pulitzer Inc.'s Current Report on Form 8-K dated May 1, 2000 and filed on May 2, 2000.

(xii) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2000.

(xiii) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 25, 2000.

(xiv) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(xv) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2001.

(xvi) Incorporated by reference to Pulitzer Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

(xvii) Incorporated by reference to Pulitzer Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2001.

(a) REPORTS ON FORM 8-K.

The Company did not file any Current Reports on Form 8-K during the fourth quarter of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29th day of January, 2003.

PULITZER INC.

By: /s/ ROBERT C. WOODWORTH

Robert C. Woodworth,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ ROBERT C. WOODWORTH (Robert C. Woodworth)	Director; President and Chief Executive Officer (Principal Executive Officer)	January 29, 2003
/s/ ALAN G. SILVERGLAT (Alan G. Silverglat)	Senior Vice President — Finance (Principal Financial and Accounting Officer)	January 29, 2003
WILLIAM BUSH* (William Bush)	Director	January 29, 2003
SUSAN T. CONGALTON* (Susan T. Congalton)	Director	January 29, 2003
KEN J. ELKINS* (Ken J. Elkins)	Director	January 29, 2003
ALICE B. HAYES* (Alice B. Hayes)	Director	January 29, 2003
DAVID E. MOORE* (David E. Moore)	Director	January 29, 2003
EMILY RAUH PULITZER* (Emily Rauh Pulitzer)	Director	January 29, 2003
MICHAEL E. PULITZER* (Michael E. Pulitzer)	Director; Chairman	January 29, 2003
RONALD H. RIDGWAY* (Ronald H. Ridgway)	Director	January 29, 2003
JAMES M. SNOWDEN, JR.* (James M. Snowden, Jr.)	Director	January 29, 2003

By: /s/ ALAN G. SILVERGLAT

Alan G. Silverglat*
attorney-in-fact

Corporate Information *Pulitzer Inc. and subsidiaries*

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 781-575-2879
For the hearing-impaired:
781-575-2692
Internet:
www.equiserve.com

General Counsel

Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103

Independent Auditors

Deloitte & Touche LLP
One City Centre
St. Louis, MO 63101

Form 10-K

A copy of the Company's annual report on Form 10-K will be sent without charge to any stockholder requesting it in writing from:

Pulitzer Inc.
Attn: Mr. James V. Maloney
Secretary
900 North Tucker Boulevard
St. Louis, MO 63101
Telephone: 314-340-8402
Fax: 314-340-3125
E-mail: jmaloney@pulitzer.net

The annual report, along with other SEC filings, news releases and financial reports, may also be viewed on the Pulitzer Inc. Web site at *www.pulitzerinc.com*.

Annual Meeting

The Annual Meeting of Stockholders of Pulitzer Inc. will be held at the Ritz-Carlton St. Louis, 100 Carondelet Plaza, St. Louis, MO 63105, on Thursday, May 22, 2003, at 10 a.m. Central Daylight Time.

Corporate Address

Pulitzer Inc.
900 North Tucker Boulevard
St. Louis, MO 63101

Common Stock Data *Pulitzer Inc. and subsidiaries*

The Company's common stock is listed and traded on the New York Stock Exchange under the symbol PTZ. At April 2, 2003, there were approximately 373 record holders of the Company's common stock and 26 record holders of its Class B common stock. The following table lists the high and low sale prices for the Company's common stock and dividends paid for each quarterly period in the past two years.

	2002		
Quarter	*High*	*Low*	*Dividend*
First	$55.18	$49.29	$0.175
Second	55.80	45.08	0.175
Third	51.50	41.50	0.175
Fourth	49.50	40.12	0.175

	2001		
Quarter	*High*	*Low*	*Dividend*
First	$56.55	$45.80	$0.17
Second	57.00	49.55	0.17
Third	53.70	43.70	0.17
Fourth	51.00	41.25	0.17

900 NORTH TUCKER BOULEVARD ST. LOUIS, MO 63101


PULITZER INC.

www.pulitzerinc.com